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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVENTIS
(Name of Subject Company)

AVENTIS
(Name of Person Filing Statement)

Ordinary Shares, nominal value 3.82 Euros per Ordinary Share
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

053561106
(CUSIP Number of Class of Securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

Copies to:

Richard A. Pollack Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	George J. Sampas Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom (011) (4420) 7959-8900

☐ Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

i

INTRODUCTION

        This statement relates to the hostile exchange offer (the "Offer") by Sanofi-Synthélabo S.A. ("Sanofi") pursuant to which Sanofi has offered to exchange (i) 0.8333 of a newly-issued Sanofi ordinary share, nominal value €2 per share, and €11.50 in cash, without interest, for each outstanding ordinary share of Aventis, a French société anonyme ("Aventis"), nominal value €3.82 per Ordinary Share (each, an "Ordinary Share") and (ii) 1.6667 newly-issued Sanofi American depositary shares (each Sanofi American depositary share representing one-half of one Sanofi ordinary share), and an amount in U.S. dollars equal to €11.50, in cash, without interest, for each outstanding American depositary share of Aventis, each representing one Ordinary Share (each, an "ADS"). The Offer includes a mix and match election that allows holders of Ordinary Shares and ADSs to elect to receive, in lieu of the mix of Sanofi shares and cash described above, either (a) 1.0294 newly-issued Sanofi ordinary shares in exchange for each Ordinary Share or 2.0588 newly-issued Sanofi American depositary shares in exchange for each ADS or (b) €60.43 in cash, without interest, in exchange for each Ordinary Share or an amount in U.S. dollars equal to €60.43 in cash, without interest, in exchange for each ADS. Sanofi has indicated that the mix and match elections are subject to proration and allocation adjustments that will ensure that, in the aggregate, 81.0% of Ordinary Shares tendered (including Ordinary Shares underlying ADSs) will be exchanged for Sanofi ordinary shares (including Sanofi ordinary shares underlying Sanofi American depositary shares). As of January 26, 2004, the day of the announcement of the Offer, the value of the consideration offered by Sanofi per each Ordinary Share pursuant to the Offer represented a premium of 3.6% over the closing price per Ordinary Share on the Premier Marché of Euronext Paris on January 23, 2004, the last trading day prior to the announcement of the Offer. As of April 15, 2004, the value of the consideration offered by Sanofi per each Ordinary Share represented a discount of 10.1% to the closing price per Ordinary Share on the Premier Marché of Euronext Paris.

ITEM 1. SUBJECT COMPANY INFORMATION.

(a)
The name of the subject company is Aventis. The address and telephone number of the principal executive offices of Aventis is 67917 Strasbourg CEDEX 9, France, (011) (33) 3 88 99 11 00.

(b)
This statement is filed in respect of Aventis' Ordinary Shares and ADSs. As of April 15, 2004, there were 778,616,411 Ordinary Shares outstanding and 38,727,260 ADSs outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)
Aventis' name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference. Aventis is the subject company and the person filing this statement. Aventis' website address is www.aventis.com. The information on Aventis' website is not a part of this statement.

(b)
This statement relates to the Offer by Sanofi as set forth under "Introduction" above, which information is incorporated herein by reference.

(c)
The Offer is on the terms and subject to the conditions set forth in a Tender Offer Statement on Schedule TO, dated April 12, 2004, filed by Sanofi with the U.S. Securities and Exchange Commission (the "SEC"). According to Sanofi's Prospectus dated April 9, 2004, the Offer will expire at 5:00 p.m. on May 28, 2004, unless Sanofi extends the Offer or unless the Offer is withdrawn. In addition to the Offer in the United States, Sanofi has announced that it will offer to acquire all outstanding Ordinary Shares on terms that Sanofi states are substantially the same as the Offer terms through two other offers:

•
a French offer open to holders of Ordinary Shares located in France and holders of Ordinary Shares located outside of France, Germany and the United States, if, pursuant to local laws and regulations applicable to those holders, they are permitted to participate in such French offer; and

  •
  a German offer open to holders of Ordinary Shares located in Germany.

        The French offer opened on February 17, 2004. The German offer opened on March 15, 2004.

        The Schedule TO states that the address of Sanofi's principal executive offices is 174 avenue de France, 75013 Paris, France. Sanofi's telephone number at such location is (011) (33) 1 53 77 44 00.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described in this statement, to the knowledge of Aventis there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between Aventis or its affiliates and (1) Aventis, its executive officers, directors or affiliates or (2) Sanofi or any of its executive officers, directors or affiliates.

(a) Executive Officers, Directors or Affiliates of Aventis

        If the directors and executive officers of Aventis who own Ordinary Shares were to exchange their Ordinary Shares in the Offer, they would receive the same consideration for their Ordinary Shares as the other shareholders that accept the Offer. As of March 31, 2004, the directors and executive officers of Aventis beneficially owned, in the aggregate, 73,313 Ordinary Shares. If the directors and executive officers of Aventis were to exchange all of their Ordinary Shares in the Offer and the Offer were consummated, they would receive an aggregate of 61,091 shares of Sanofi common stock and an amount equal to approximately €843,100 in cash. The following chart sets forth individual ownership of Aventis stock as well as of outstanding stock options:

Name	Number of Ordinary Shares Held	Number of Options Exercisable (1)	Number of Options Not Exercisable	Weighted Average Exercise Price
Members of the Management Board
Igor Landau	10,403	600,000	810,000	62.21
Patrick Langlois	22,107	498,750	410,000	58.40
Richard Markham	300	250,000	440,000	69.31
Frank Douglas	400	178,224	220,000	66.52
Heinz-Werner Meier	130	61,666	125,200	64.04
Thierry Soursac	425	235,000	220,000	64.22
Dirk Oldenburg	271	61,940	125,200	64.13
Members of the Supervisory Board
Jürgen Dormann	5,840	700,000	850,000	78.67
Jean-René Fourtou	6,199	1,250,000	850,000	68.40
Joachim Betz	118	600	2,400	67.02
Werner Bischoff	200
Jean-Marc Bruel	6,478	5,000		37.75
Alain Dorbais	10
Martin Frühauf	542
Serge Kampf	2,100
Hubert Markl	100
Günter Metz	2,026
Christian Neveu	43
Didier Pineau-Valencienne	12,800
Seham Razzouqi	200
Michel Renault	100
Hans-Jürgen Schinzler	1
Marc Viénot	2,520

(1)
For French residents, even though the options are exercisable three years from the date of grant, shares purchased through exercise cannot be sold until constraints, imposed by the Option Plans in accordance with French tax regulations, lapse.

        As of December 31, 2003, there were a total of 57,892,111 options to subscribe or purchase Ordinary Shares pursuant to the Option Plans, 7,893,980 of which were held by directors and executive officers of Aventis. 26,367,036 of the options were exercisable as of December 31, 2003 with an aggregate weighted average exercise price of €58.15. 3,841,180 of the options held by directors and executive officers of Aventis were exercisable as of December 31, 2003 with an aggregate weighted average exercise price of €64.42.

Employee Representatives on the Supervisory Board

        Pursuant to a resolution submitted to the shareholders' meeting of May 21, 2001 by the management board of Aventis (the "Management Board") after negotiations with Aventis' unions, four representatives of the employees' interests (Mr. Joachim Betz, Mr. Werner Bischoff, Mr. Alain Dorbais and Mr. Christian Neveu) were appointed as members of the supervisory board of Aventis (the "Supervisory Board"). These four representatives, two of whom represent French and two of whom represent German unions, have the same rights and duties as the other 12 members of the Supervisory Board.

Employee Savings and Stock Purchase Plans

        Management Board and Supervisory Board members do not generally participate in the employee stock purchase and savings plans.

        However, five members of the Management Board participated in the Aventis Horizon 2000 Stock Purchase Plan before their appointment to the board and currently own in the aggregate 6,185 Ordinary Shares in addition to the shares described in the chart above. In addition, three of the representatives of the employee's interests of the Supervisory Board participate in the Aventis Horizon 2000, Horizon 2002 and Horizon 2003 stock purchase plans, and, besides the shares described in the chart above, currently own in the aggregate 2,496 Ordinary Shares and 545 call warrants.

        There are two purchase price formulas for each Aventis Horizon plan: the classic formula and the leverage formula. The classic formula provides participants with the ability to purchase Ordinary Shares at a 15% discount to the market price. In the U.S. the leverage formula provides participants with the ability to purchase one or more options to acquire Ordinary Shares, in multiples of 10 Ordinary Shares, for the price of one Ordinary Share. The preferred price of the shares subject to the option is at a 15% discount to the market price. An investment bank finances, through a promissory note signed by Aventis on the participant's behalf, the purchase of 90% of the shares subject to the option. The nonrecourse loan is secured by 100% of the shares subject to the option until the end of the holding period. The promissory note is repaid by surrendering dividends paid on the Ordinary Shares during the holding period and by turning over most or all of the additional shares to the investment bank at the end of the holding period. In Germany, the leverage plan provides participants with the ability to purchase 10 Ordinary Shares with call warrants. The participant pays for 85% of one of the Ordinary Shares and the remaining amount is paid through a bank arrangement providing for financing. However, pursuant to the Aventis Horizon 2000 plan leverage formula in Germany, participants purchased Ordinary Shares at a 15% discount to the market price and received stock appreciation rights on those shares. In France, the leverage formula provides participants with the ability to purchase 10 Ordinary Shares at a 15% discount to the market price, where the participant pays for one of the shares and the remainder are purchased through a bank arrangement providing for financing. In the U.S., Germany and France the exact number of shares received by the participant pursuant to the leverage formula is determined by a formula that yields a percentage of Ordinary Shares (to a maximum of five Ordinary Shares) according to an increase in the fair market value of the Ordinary Shares at the end of the holding period. The shares and/or options must be held by the employee for five years.

Option Plans

        Members of the Management Board hold options pursuant to multiple annual award grants (the "Option Plans").

  Terms of the Option Plans

        The terms of the Option Plans are summarized below (only the French versions of the Option Plans are binding).

        The Option Plans provide generally that options become vested and thus exercisable three years from the date of grant. In order to exercise the options, the option holder must be actively employed as a salaried employee or as a director or officer with Aventis or one of the Companies of the Aventis Group on the date of the exercise, unless otherwise determined by the Management Board in exceptional cases. "Companies of the Aventis Group" means "any company or group of economic interests where at least 10% of the capital or voting rights is held directly or indirectly by Aventis, on the date of exercise."

        Except as set forth below, upon (i) resignation, (ii) termination of employment at the employer's initiative (except for serious professional misconduct), (iii) expiration of a limited duration work contract or (iv) revocation of officer or director status (except for serious professional misconduct), vested options continue to remain exercisable for a maximum period of six months from the effective date of resignation or termination, the date of expiration of the work contract or the date of the revocation of officer or director status. Options that are not exercisable on the date of departure, termination or revocation of officer or director status are forfeited.

        Notwithstanding the foregoing, in case of termination of employment resulting from a "plan social" (a restructuring formally approved by the Management Board), except for serious professional misconduct, the options remain exercisable for a period of 12 months from the effective date of the option holder's termination or from the vesting date of the options, which ever date is later.

        The options can be exercised under the same conditions as if the option holder were still a salaried employee, director or officer of Aventis, in case of (i) disability; (ii) at or after age 55 retiring at the employer's initiative or taking early retirement at the employer's initiative; (iii) retiring at or after age 55 (for options granted starting in November 2001 retiring at or after age 55 with at least 10 years of seniority); (iv) lay-off, redundancy or other termination at the employer's initiative (except for serious professional misconduct) at or after age 55; (v) revocation or early termination of director or officer status (except for serious professional misconduct) at or after age 55; or (vi) transfer to a company where Aventis does not hold, directly or indirectly, at least 10% of the capital or voting rights or ceases to hold 10% as a result of a share issuance.

        If the option holder is dismissed for serious professional misconduct, all unvested options are cancelled on the date of notification of the option holder's dismissal.

  Change of Control

        The terms of the Option Plans relating to Change of Control (This is a translation of the French text, however, only the French terms are binding) provide:

        In the case of a ‘Change of Control‘:

  1.
  The Company will do its best efforts to ensure sufficient liquidity allowing the options to be exercised under normal conditions.

  2.
  If the Aventis shares ceased to be quoted on a regulated market, the company responsible for the ‘Change of Control‘ would be requested to take over the existing patrimonial undertakings with regard to the beneficiaries and as a consequence to implement one of the following solutions:

    •
    either to undertake to buy back from the beneficiaries the shares obtained following the exercise of their options, on the date when they will present them, this date obligatorily being during the exercise period initially decided for the options. In the case where the Company is subject to a procedure of squeeze out, the shares obtained by the beneficiaries must obligatorily be presented for repurchase following the exercise of the options.

    The price of the repurchase will be equal to that of the Aventis share on the date when the Change of Control becomes effective or on the first date of quotation following this date, and would vary both upwards and downwards between this date and the date of the request for repurchase, according to the evolution of the price of the share of the Company which is the beneficiary of the 'Change of Control' over the same period.

    •
    or to grant the beneficiaries, in exchange for their old options, new options.

        If these undertakings are not carried out, the resulting loss to the beneficiaries will be estimated by an expert designated by the two parties, or if no agreement can be found, by the President of the Paris Tribunal de Commerce (commercial court), who will give a ruling on the petition of the more diligent party.

        The amount decided would be paid by the Company, [or any company substituted for it].

        To decide this loss, the expert will take into account the price of the share on the date when the Change of Control becomes effective or on the first date of quotation following this change and the "time value' still left to run until the final date for the exercise of the considered options taking into account all the existing corporate or tax incidences."

        If a lay-off, redundancy or other termination at the employer's initiative (except for serious professional misconduct), expiration of a work contract or revocation of director or officer status (except for serious professional misconduct) takes place within 18 months following a Change of Control, the options will continue to be exercised under the same conditions as if the option holder were still a salaried employee, director or officer of Aventis.

        "Change of Control" means, among other things, the carrying out of a takeover bid or a public offer of exchange.

        In case of a takeover bid or an offer of exchange, the Change of Control is considered "effective" from the date of publication in the official bulletin of the notice of the result of the takeover bid by Euronext Paris.

  Other Option Plans

        In addition to the Option Plans described above, in October 1997, during the repurchase by the Group of the minority interests of Rhône-Poulenc Rorer Inc., options to purchase shares of Rhône-Poulenc Rorer Inc., were repurchased or exchanged for options to purchase shares in Rhône-Poulenc S.A. (which became Aventis) As of December 31, 2003, there were 1,546,276 vested and unexercised options, 74,784 of which held were by directors and executive officers of Aventis, with a weighted exercise price of US$ 27.92 and a weighted average remaining contractual life of 29.8 months. The final exercise date of the options is in 2007.

        Furthermore, due to the formation of Aventis, participants in the 1999 Hoechst Group stock option plan's options were converted into options to purchase Aventis shares. As of December 31, 2003, there were 1,708,551 vested and unexercised options, 70,330 of which were held by directors and executive officers of Aventis, with a weighted exercise price of €48.43. These options expire in September 2009. Upon a change of control of Hoechst AG or Aventis, the options may be terminated within six months of the change of control and the option holder paid at least the value of the option on the date of the change of control.

Compensation of Directors and Executive Officers

  Directors

        The amount of fees paid to members of the Supervisory Board comprises a fixed portion and a variable portion that is based on participation in board meetings and committees. A fixed sum is paid to the Chairman and Vice Chairman of the Supervisory Board.

        In 2003, the aggregate total gross compensation (fees, benefits in kind and pensions) of the Supervisory Board (16 people) was €3,773,693 (€1,448,375 in fees and €2,290,318 in pension payments). The following chart sets forth attendance fees and pensions for each member of the Supervisory Board:

Name	Attendance fees	Pensions	Total gross compensation
Jürgen Dormann(1) 2003 2002	€195,900 €96,600	€1,445,648 €898,137	€1,651,548 €994,737
Jean-René Fourtou(1) 2003 2002	€147,475 €71,900		€147,475 €71,900
Joachim Betz(2) 2003 2002	€70,000 €70,000		€70,000 €70,000
Werner Bischoff(2) 2003 2002	€70,000 €65,000		€70,000 €65,000
Jean-Marc Bruel 2003 2002	€85,000 €91,000	€342,274 €336,448	€427,274 €426,448
Alain Dorbais(2) 2003 2002	€70,000 €70,000		€70,000 €70,000
Martin Frühauf 2003 2002	€105,00 €95,000	€235,732 €232,896	€340,732 €327,896
Serge Kampf 2003 2002	€90,000 €105,000		€90,000 €105,000

Hubert Markl 2003 2002	€74,000 €72,000		€74,000 €72,000
Günter Metz 2003 2002	€85,000 €91,000	€256,664 €253,612	€341,664 €344,612
Christian Neveu(2) 2003 2002	€70,000 €70,000		€70,000 €70,000
Didier Pineau-Valencienne 2003 2002	€91,000 €82,000		€91,000 €82,000
Seham Razzouqi 2003 2002	€92,000 €88,000		€92,000 €88,000
Michel Renault 2003 2002	€88,000 €82,000		€88,000 €82,000
Hans-Jürgen Schinzler 2003 2002	€70,000 €65,000		€70,000 €65,000
Marc Viénot 2003 2002	€80,000 €85,500		€80,000 €85,500

(1)
As of the appointment to the Supervisory Board on 5/15/2002.
(2)
Representative of the interests of employees.

        One-time payments relating to capital gains on stock appreciation rights attributed by Hoechst for the benefit of certain directors, officers and employees are not included in the figures provided above.

        Except for Mr. Betz, Mr. Dorbais and Mr. Neveu who are representatives of the employees' interests, the members of the Supervisory Board are not salaried employees of Aventis.

        Mr. Betz is employed by Aventis Pharma Deutschland GmbH as Head of the Biosafety Committee in the Research & Development Support Center. He is also a member of the Supervisory Board of Hoechst AG. Mr. Dorbais is in charge of junior employees' integration in the Company's French Human Resources Division and is active in the trade unions. Mr. Neveu is employed as a chemistry technician in the Company's Research Center at Vitry and is also active in trade unions.

        In addition to attendance fees, in 2003, none of Mr. Betz, Mr. Dorbais or Mr. Neveu received a compensation exceeding €130,000.

  Executive Officers

        General.    Each of the executive officers is a member of the Management Board. Aventis' compensation policy aims to be competitive with the leading companies in the pharmaceutical industry. The total compensation for the Management Board includes a fixed portion and a variable portion, based on Aventis' performance objectives, the share price, the results of research and development, the overall performance of Aventis and individual targets. Each member of the Executive Committee receives a fixed base salary plus variable compensation, which in the fiscal year 2004 represents between 60% and 150% of such executive officer's base salary.

        In 2003, the aggregate total gross compensation (fixed, variable components, fees and benefits in kind) of the Management Board (seven people) was €10,243,380. The following chart sets forth 2004,

2003 and 2002 compensation for each member of the Management Board. With the exception of Mr. Landau, who was already a member of the Management Board but was promoted to Chairman of the Management Board in 2002, all members of the Management Board were newly appointed in May 2002.

Name	Base Salary	Variable Bonus(1)(2)	In kind benefits(3)	Total gross compensation
Igor Landau 2004 2003 2002	€1,260,000 €1,200,000 €906,250	€2,052,452 €1,564,500 €1,093,974	€17,774 €14,427 €7,180	€3,330,226 €2,778,927 €2,007,404
Patrick Langlois 2004 2003 2002	€787,000 €750,000 €613,958	€857,625 €674,100 €654,333	€19,560 €8,650 €5,206	€1,664,185 €1,432,750 €1,273,497
Richard J. Markham 2004 2003 2002	US $1,200,000 US $1,146,000 US $1,093,750	US $1,278,478 US $1,194,007 US $1,344,725	US $5,255 US $12,971 US $38,866	US $2,483,733 US $2,352,978 US $2,477,341
Frank Douglas 2004 2003 2002	US $779,000 US $741,500 US $708,094	US $609,513 US $536,853 US $629,960	US $80,704 US $55,853 US $45,051	US $1,469,217 US $1,333,867 US $1,383,105
Heinz-Werner Meier 2004 2003 2002	€505,300 €481,200 €385,416	€317,881 €248,472 €197,689	€13,493 €7,722 €4,317	€836,675 €737,394 €587,422
Dirk Oldenburg 2004 2003 2002	€531,200 €531,200 €437,287	€331,788 €289,867 €275,423	€12,103 €10,095 €731	€875,091 €831,162 €713,441
Thierry Soursac 2004 2003 2002	US $859,000 US $866,600 US $801,562	US $632,447 US $482,068 US $554,700	US $15,391 US $13,200 US $13,200	US $1,506,838 US $1,361,868 US $1,369,462

(1)
The variable bonus paid is based on the performance of the preceding year.
(2)
Mr. Markham's 2004 variable bonus does not include the performance bonus (described below in "Severance Arrangements with Executive Officers") he is eligible to receive July 15, 2004.
(3)
In kind benefits include death and disability insurance coverage, car and housing benefits. The 2004 in kind benefit figures are only an estimate.

  Aventis Supplemental Pension Plans.

        Mr. Landau and Mr. Langlois.    Messrs. Landau and Langlois participate in Aventis' French supplemental executive pension plan. The plan provides pension guarantees based on a percentage of average base salary of the last two years increased by the target bonus applicable for the year of termination (the "Reference Compensation"). The pension guarantee is equal to 2.4% per year of service for the executive's first 20 years of service and 2.2% per year of service for the next 10 years of Reference Compensation. The total pension paid by Aventis is limited to 65% of Reference Compensation and includes amounts received under any other Aventis pension plans.

        Mr. Thierry Soursac.    Mr. Soursac is entitled to a supplemental pension benefit under the Aventis Pharmaceuticals RPR SERP. This plan provides an annual benefit based on Mr. Soursac's Final Average Compensation, equal to 2% per year of service for the first 25 years of seniority with no rights acquired for additional years of service. The compensation to which the accumulated percentage applies is 100% of the first $400,000, 90% for the portion between $400,000 and $800,000, and 80% for the portion above $800,000. Except for the supplemental retirement benefit received under the Aventis Inc. Supplemental Retirement Plan and any amounts received pursuant to a 401(k) plan or health savings account, amounts received under any other Aventis qualified or non-qualified defined benefit or performance sharing retirement plan are deducted from the supplemental pension benefit received pursuant to the Aventis Pharmaceuticals RPR SERP. "Final Average Compensation" means the average base salary and bonus for the five years out of the last 10 that produce the highest average. This pension benefit became vested when Aventis was formed in 1999.

        In addition, Mr. Soursac is entitled to a supplemental pension benefit of $90,000 per year, provided that he remains with Aventis through the later of his turning 62 years of age or October 1, 2007. In the event that Mr. Soursac is terminated by Aventis without Cause (as defined in "Severance Arrangements with Executive Officers"), he will receive a prorated supplemental pension benefit, calculated pursuant to the Aventis Inc. Supplemental Executive Retirement Plan. The prorated benefit would not be paid until Mr. Soursac attained age 62 and would be in the form of a single life annuity with other optional actuarially equivalent annuities available. Aventis maintains a rabbi trust that will be funded on a change of control with assets sufficient to fund Mr. Soursac's supplemental pension liability.

        Dr. Frank Douglas.    Dr. Douglas is entitled to a supplemental pension benefit of $100,000 per year, provided that Dr. Douglas remains with the Aventis through the later of his turning 62 years of age or such time as Aventis consents to his retirement (consent required only through October 1, 2007). Dr. Douglas' supplemental pension benefit is subject to the same terms and conditions as apply to Mr. Soursac. Aventis maintains a rabbi trust that will be funded on a change of control with assets sufficient to fund Dr. Douglas' supplemental pension liability.

        Mr. Richard J. Markham.    Mr. Markham is entitled to a supplemental pension benefit of $250,000 per year, payable as a monthly single life annuity, commencing on the first day of the month following his attainment of age 62 provided that Mr. Markham remains with Aventis through age 62. In the event that Mr. Markham is terminated by the company without Cause (as defined in "Severance Arrangements with Executive Officers") prior to at age 62 and before May 31, 2005, he will be entitled to a prorated supplemental pension benefit based on $125,000 per year and calculated pursuant to the Aventis Inc. Supplemental Executive Retirement Plan. In the event that Mr. Markham is terminated by the company without Cause prior to attaining age 62 and after June 1, 2005, his prorated supplemental benefit will be based on $250,000 per year. Aventis maintains a rabbi trust that will be funded on a change of control with assets sufficient to fund Mr. Markham's supplemental pension liability.

        Drs. Meier and Oldenburg.    Drs. Meier and Oldenburg are entitled to a German pension plan, offset by the benefits under the Basic Pension Plan. The pension is 45% for Dr. Meier and 41% for Dr. Oldenburg of base salary plus 1% per year of service as Chairman of the Management Board of Aventis Pharma Germany GmbH after May 16, 2002 for Dr. Meier and as Management Board member after March 1, 2003 for Dr. Oldenburg, up to a maximum of 55% of final base salary, plus cost of living adjustments. The pension is forfeited if the executive is terminated for cause or voluntarily terminates his employment before age 60, other than due to disability or one of the Good Reason events described under "Severance Arrangements with Executive Officers".

        Other U.S. Pension Plans.

        Dr. Douglas, Messers. Soursac and Markham.    Dr. Douglas, Messers. Soursac and Markham also participate in pension and savings plans available to all U.S. employees and a non-qualified excess plan, into which Aventis credits amounts that would have been contributed or credited to the qualified plans, but for certain IRS limits.

        Supplemental Life Insurance.    The members of the Management Board are part of a global group of approximately 65 executives for whom Aventis provides supplemental life and total permanent disability insurance in the amount of two times base salary and bonus, for a death due to illness or total and permanent disability, or three times base salary and bonus, for a death due to accident, less insurance amounts otherwise received from Aventis through programs available to all employees.

  Severance Arrangements with Executive Officers

        Mr. Landau, Chairman of the Management Board.    Mr. Igor Landau's employment agreement (as amended in 1987, 1991 and 1996) provides that in the event of termination of his employment by Aventis other than for gross negligence, or following a significant diminution of his responsibilities, or if Aventis appoints a new Chairman, and Mr. Landau considers, in his sole judgment, that he is not able to carry out the policies decided and implemented by the new Chairman, then Mr. Landau would be entitled to (a) a six month notice period, (b) the severance payment provided for by the collective bargaining convention (20 months), plus (c) an amount equal to 1.5 times the total gross compensation (including bonuses) received during the 12 months preceding the termination date. In the event of termination of his employment by Aventis, other than for gross negligence, in the 18 months following the change in control or if Mr. Landau were to refuse a "substantial modification" occurring during such 18 month period, Mr. Landau would receive a contractual severance payment, in lieu of the severance provided for in the collective bargaining convention and calculated according to a sliding scale resulting in 40 months of compensation, based on current seniority (Mr. Landau had 28.1 years of seniority at the end of 2003). The severance amount will be reduced by 1/5 for every year starting at age 60, but would not be lower than the payments provided for by the collective bargaining convention (20 months). A "substantial modification" includes a significant restructuring of the company, change in the composition of the "organes de direction" (the Management or Supervisory Board), sale or transfer of significant assets, material change in strategy, modification of a substantial element of his employment agreement, according to French case law. Change of control means, among other things, the carrying out of a take-over bid or of any exchange tender offer.

        In all cases of termination described above, Mr. Landau would keep the stock options that have been attributed to him and his supplemental pension rights (as described in "Aventis Supplemental Pension Plan").

        Mr. Langlois, Chief Financial Officer.    An October 1998 agreement with Mr. Patrick Langlois provides that he would receive a severance payment calculated according to a sliding scale resulting in severance payments equal to 40.6 months, based on current seniority (Mr. Langlois had 28.6 years of seniority at the end of 2003) as well as supplemental retirement benefits (as described in "Aventis Supplemental Pension Plan"), if during the 18 months following a change of control the company terminated his employment, other than due to gross negligence in the performance of his duties, or if Mr. Langlois objects to a substantial change in his employment within six months after its occurrence. A "substantial change in employment" includes a material decline in responsibilities, decrease in compensation, or transfer outside the European Community for a period in excess of six months. The severance amount will be reduced by 1/5 for every year starting at age 60 but will not be lower than the payments provided for by the collective bargaining convention (20 months). Change of control means, among other things, the carrying out of a take-over bid or of any exchange tender offer.

        Pursuant to a January 22, 2004 employment agreement, in the event Mr. Langlois is terminated by Aventis for any reason other than death, disability or gross negligence or if Mr. Langlois terminates his employment due to a substantial change in employment, he is entitled to a severance payment equal to three times his annual compensation, provided however, that upon reaching the age of 63 the severance payment will be reduced to 25 months total compensation. Any payments made pursuant to the October 1998 agreement will be deducted from this payment. In addition to the events described above, "substantial modification of employment" includes a change in the structure of total target compensation.

        Mr. Markham, Chief Operating Officer.    An agreement with Mr. Richard J. Markham provides that if Mr. Markham's employment with Aventis is terminated (i) by Aventis for any reason other than disability, death or Cause or (ii) by Mr. Markham if such termination occurs within six months of certain events (such events defined herein as "Good Reason") after one-month written notice from Mr. Markham, then Mr. Markham is entitled to severance benefits of three times Annual Cash Compensation plus his normal compensation during any notice period. At age 62, the severance package is reduced to the higher of either two years of Annual Cash Compensation or the amount provided for in the Aventis U.S. severance policy. At age 63, the severance package is reduced to the higher of either one year of Annual Cash Compensation or the amount provided for in the Aventis U.S. severance policy. At age 64 and above, only the amount provided for in the Aventis U.S. severance policy is applicable. Mr. Markham is currently 53 years old. "Good Reason" is defined as a significant reduction in his global responsibilities within Aventis, a reduction in his base salary, or a significant amendment to the structure of his Annual Cash Compensation. "Annual Cash Compensation" is defined as the sum of annual base salary and target bonus level for the year in which the termination occurred. The current Aventis U.S. severance policy provides for payment equal to three weeks of base pay for each year of service with minimum payments based on grade (12 months for Mr. Markham) and a maximum of 18 months. "Cause" means the conviction of a felony or a misdemeanor involving moral turpitude or that affects the image of the Aventis Group or related entity, any act involving the misappropriation of company funds, assets or opportunities, refusal to carry out specific directions of the Management or Supervisory Board, gross negligence or intentional misconduct in performance or non-performance of duties, and material breach of any relevant provisions of his employment agreement.

        In the event Mr. Markham terminates his employment before May 31, 2005, whatever the reason, (a "voluntary termination"), after giving three months' prior notice, Mr. Markham is entitled to severance benefits equal to three times his Annual Cash Compensation.

        Upon any of the above described termination events, the annual bonus and Long Term Incentive Plan awards will be prorated. Stock Based Plan awards will be exercisable according to the provisions of the plan for the full life of the awards but will not immediately vest, provided further that in the event of a "voluntary termination", the exercisability of such awards will be suspended for 12 months following the termination and shall be forfeited if during such 12 month period Mr. Markham engages in a business within the health industry. Under this agreement, Mr. Markham is also entitled to payments for unused vacation, payments to compensate for any excise taxes resulting from the severance benefits, continued medical, dental, life insurance and disability insurance benefits for 24 months unless provided by a new employer, up to $10,000 of tax and financial services and reimbursement of up to $100,000 in legal fees in collecting his severance benefit.

        In addition, in the event of a termination of employment other than a "voluntary termination", Mr. Markham would be entitled to a credit of three additional years of service for all non-qualified deferred compensation plans, immediate vesting in any non-qualified plan, and 12 months of outplacement and relocation assistance. Under the agreement, Aventis agreed to purchase a life insurance policy for the benefit of Mr. Markham's estate, which expires at the earlier of February 28, 2008 or the date of his termination of employment.

        In addition, pursuant to an October 1999 agreement, if Mr. Markham remains employed by Aventis on July 15, 2004 then he is entitled to a performance bonus. The target performance bonus is two times the sum of (x) his annual base salary and (y) the greater of his target annual bonus, currently 100% of base salary, or the average of his annual bonus between July 15, 2000 and July 15, 2004 (the "Performance Period"). This performance bonus is limited to a range of between 80% and 120% of the calculation described above depending on the price of Aventis shares on July 15, 2004. Moreover, in the event there is a change in control of Aventis during the Performance Period and Mr. Markham is still employed on July 15, 2004, Mr. Markham will be entitled to the performance bonus as if the performance target had been achieved at the 100% level. In the event Mr. Markham is terminated by

Aventis prior to July 15, 2004 for any reason other than for cause, or in case of death or disability, Mr. Markham (or his estate) would be entitled to a pro rated payment of the performance bonus based on the amount of time he was employed by Aventis during the four-year period prior to July 15, 2004 as if the performance target had been achieved at the 100% level. For purposes of the performance bonus, "Change of Control" includes the purchase or acquisition of 50 percent or more of either the outstanding shares of Aventis common stock or the combined voting power of the then outstanding voting securities of Aventis entitled to vote generally.

        Mr. Soursac, Executive Vice President for Commercial Operations; Dr. Meier, Executive Vice President for Human Resources; Dr. Oldenburg, Executive Vice President, General Counsel; and Dr. Douglas, Executive Vice President for Drug Innovation and Approval, Chief Scientific Officer. Aventis is a party to severance agreements with Messrs. Thierry Soursac and Heinz-Werner Meier, and Drs. Dirk Oldenburg and Frank Douglas. The agreements provide that if the executive's employment with Aventis is terminated before February 28, 2007 (for Dr. Meier and Dr. Oldenburg, December 31, 2007) (i) by Aventis for any reason other than disability, death or Cause (as defined above in the description of Mr. Markham's severance agreement) or (ii) by the executive if such termination occurs within six months of certain events (such events defined as "Good Reason", as defined above in Mr. Markham's severance arrangement) after one-month written notice from the executive, the executive is entitled to severance benefits equal to three times Annual Cash Compensation (as defined above in the description of Mr. Markham's severance agreement), including compensation during any required contractual or statutory notice period. The executives' annual bonus and Long Term Incentive Plan awards will be prorated. Stock Based Plan awards will be exercisable according to the provisions of the plan for the full life of the awards, but will not immediately vest. In addition, the executives would be also entitled to payments for unused vacation, payments to compensate for any excise taxes resulting from the severance benefits (for Mr. Soursac and Dr. Douglas), continued medical, dental, life insurance and disability insurance benefits for 24 months, at the same employee cost, unless provided by a new employer, 12 months of outplacement and relocation assistance, 12 months of tax and financial services and reimbursement of up to $50,000 in legal fees incurred in collecting severance benefit (for Drs. Meier and Oldenburg, up to €50,000).

        The severance benefits do not accrue if the termination under clause (i) above (termination by Aventis) resulted from a restructuring of Aventis whereby the executive is offered a position with a different member of the Aventis group that does not result in (i) a significant reduction in his global operational responsibilities or (ii) a reduction in his base salary or (iii) as far as Drs. Oldenburg and Meier are concerned, in a significant amendment to the structure of his Annual Cash Compensation or his severance policy. In addition, Aventis agreed to maintain an insurance policy for Dr. Oldenburg for the duration of his employment contract for an amount of €1,000,000 in case of accidental death or disability.

        Messers. Markham and Soursac and Drs. Meier, Oldenburg and Douglas also agree that for three years following the date of termination, they will not, directly or indirectly, solicit any officer, employee or consultant to leave employment with Aventis. The cash amount payable under all the severance agreements for the seven members of the Management Board would be in the aggregate, $40,672,864, calculated using the Euro/Dollar exchange ratio of 1.2189 from March 3, 2004, assuming that the change in control and qualifying termination occur in such time that the work contracts end on December 31, 2004.

Other Contracts and Arrangements

        Didier Pineau-Valencienne, a member of the Supervisory Board of Aventis advised Jürgen Dormann, Chairman of the Supervisory Board, that he is a permanent consultant to Credit Suisse First Boston ("CSFB") and that CSFB had accepted a mandate from someone other than Sanofi to review the situation resulting from the Offer and that CSFB had put in place procedures to ensure that he did not receive information relating to such assignment during the offer period.

        In the ordinary course of business, Aventis purchases materials, supplies and services from numerous suppliers throughout the world, including from time to time companies with which members of the Management Board and Supervisory Board are affiliated by virtue of holding multiple directorships. Mr. Landau is a member of the supervisory board of Dresdner Bank and Mr. Viénot is the honorary chairman of Société Générale, both of which are lenders to Aventis. Aventis does not consider the amounts involved in such transactions to be material to its business and believes that these amounts are not material to the business of the firms involved.

(b)   Aventis-Sanofi Relationships

        Aventis, in the ordinary course of business, enters into agreements and arrangements relating to research and development, marketing and distribution with various companies in the pharmaceutical industry. Except as provided below, there are no material agreements or possible conflicts of interest between Sanofi and Aventis or their respective affiliates.

French Offer Appeals

        On January 26, 2004, Sanofi submitted its offer documentation in France to the Autorité des marchés financiers (the "AMF"). The AMF declared the offer acceptable (recevable) on February 3, 2004. On February 13, 2004, Aventis appealed the AMF's decision (avis de recevabilité).

        On February 12, 2004, the AMF granted its approval (visa) of Sanofi's information memorandum (note d'information) in respect of the tender offer in France. On February 23, 2004, Aventis appealed the AMF's grant of approval (visa) of the information memorandum.

        These appeals are currently pending and the Court of Appeal of Paris has scheduled May 6, 2004 as the hearing date for both appeals. The Court is expected to give a final ruling by the end of May 2004.

Lovenox Antitrust Litigation

        On February 25, 2003, Organon Sanofi-Synthélabo LLC, an affiliate of Sanofi, which markets the anticoagulant drug Arixtra, filed a lawsuit in U.S. District Court in Florida against Aventis Pharmaceuticals Inc., an affiliate of Aventis, alleging that Aventis Pharmaceuticals Inc. unlawfully monopolized the market for certain injectable anticoagulants. Specifically, the suit alleges that certain provisions in contracts for the sale of Lovenox to hospitals constitute an unlawful restraint of trade in violation of U.S. and Florida antitrust laws. The suit seeks substantial unquantified damages, including treble damages and attorneys' fees, as well as injunctive relief to prevent Aventis Pharmaceuticals Inc. from enforcing certain allegedly unlawful contract provisions. Aventis Pharmaceuticals Inc. has filed an answer contesting the allegations in the complaint. Discovery is underway and trial has been set to begin December 6, 2004.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a)
Solicitation Recommendation

        After careful consideration, including a thorough review of the Offer with Aventis' senior management and Aventis' independent financial and legal advisors, the Supervisory Board concluded on February 17, 2004 and reaffirmed as recently as April 2, 2004 that the Offer is clearly inadequate from a financial standpoint. In addition, the Supervisory Board determined that the Offer entails important social risks with limited benefits for Aventis.

        Accordingly, the Supervisory Board concluded that the Offer is not in the interest of Aventis, not in the interest of shareholders and not in the interest of employees and, therefore, recommended that Aventis' shareholders not tender their Aventis shares in the Offer.

        In addition, the Supervisory Board resolved that the treasury shares held by Aventis and its subsidiaries not be tendered in the Offer.

        A form of the letter communicating the Supervisory Board's recommendation to you is filed as Exhibit (a)(1) to this document and is incorporated herein by reference.

(b)
Reasons for the Recommendation

        In reaching the conclusion that the Offer is not in the interest of Aventis, its shareholders or employees, and in formulating the recommendation in this statement, at its meeting held on February 17, 2004, the Supervisory Board consulted with Aventis' senior management and independent financial and legal advisors and took into account numerous factors, including but not limited to the following:

  (i)
  The Supervisory Board noted that the Offer is subject to the following conditions:

  •
  Minimum tender of 50% of Aventis' share capital and voting rights, plus one share, on a fully-diluted basis;

  •
  Receipt of the authorization of the U.S. Federal Trade Commission; and

  •
  Approval at an extraordinary shareholders meeting of Sanofi of the resolutions necessary for the issuance of Sanofi shares to be issued to Aventis' shareholders pursuant to the Offer.

  (ii)
  The opportunistic timing of Sanofi's unsolicited offer disadvantages Aventis' shareholders.

  •
  The Offer was filed a few days before the announcement by Aventis of (i) its markedly stronger 2003 results, (ii) promising major strategic initiatives and (iii) a growth outlook significantly superior to that of the sector; and

  •
  Sanofi is facing legal challenges over the next few months relating to its patents for Plavix, as well as the consequences flowing from the expiration of the shareholders agreement between its two controlling shareholders.

  (iii)
  Sanofi's Offer clearly undervalues Aventis.

  •
  The price offered represents a discount to the value of Aventis under the valuation criteria normally used in this kind of transaction; and

  •
  The proposed exchange ratio does not adequately reflect Aventis' contribution to the combined results or future growth of the proposed group and is, therefore, unfair and disadvantageous for Aventis' shareholders.

  (iv)
  Sanofi's shares are a risky acquisition currency which could be significantly and negatively impacted by the following factors:

  •
  The pending challenges in the United States and Canada to the validity of the patents for Plavix®, which accounts for more than 30% of Sanofi's worldwide sales on a developed basis in 2003 as reported by Sanofi, will result, in case of adverse outcome, in a loss estimated on average by analysts at more than €20 per Sanofi share, representing more than a third of the current value of Sanofi;

  •
  Irrespective of Plavix®, Sanofi is expected to face a substantial slowdown in its mid-term sales growth resulting from the loss of patent protection on certain other key products. According to analysts forecasts, such loss is not expected to be offset by the late-stage products coming out of its R&D pipeline in the near term; and

  •
  Sanofi's shares will come under pressure when one or both of its major shareholders sell their shares.

  (v)
  There are real doubts to the combined entity's ability to deliver strong, sustainable and profitable growth as compared to Aventis.

    •
    The growth potential of the combined entity would also be impacted by the disposals required by antitrust authorities and by the potential adverse consequences on certain of Aventis' important alliances;

    •
    Sanofi has offered no detailed explanation of its announced synergies and the proposed timetable for realizing those synergies seems unrealistic; and

    •
    The significant differences in size and organizational structure of the two companies could trigger integration difficulties and loss of momentum.

  (vi)
  The proposed combination presents limited benefits for Aventis in terms of critical mass, geographic presence (in particular, in the United States), product portfolio or R&D as compared to the substantial risks associated with the transaction.

  (vii)
  The proposed combination will cause major job cuts for Aventis' employees.

(c)   Supplementary Assessment by the Management Board of the Sanofi Public Offer

        Aventis believes that:

  •
  The opportunistic timing of the Offer disadvantages Aventis' shareholders;

  •
  The Offer clearly undervalues Aventis;

  •
  Sanofi's shares are a risky acquisition currency which could be significantly and negatively affected by several factors;

  •
  There are serious doubts as to the combined entity's ability to deliver strong, sustainable and profitable growth as compared to Aventis;

  •
  The proposed combination presents limited benefits for Aventis in terms of critical mass, geographic presence (in particular in the United States), product portfolio or R&D as compared to the substantial risks associated with the transaction;

  •
  The Offer will cause major job cuts for Aventis' employees, particularly in France and Germany.

(i)
The opportunistic timing of Sanofi's unsolicited public offer for the shares of Aventis disadvantages Aventis' shareholders

The Offer's timing is deliberately disadvantageous to Aventis shareholders

        The Offer was filed with the AMF on January 26, 2004, i.e. two weeks before the announcement of Aventis' markedly stronger results for 2003. At that time, Aventis had not made public certain promising strategic initiatives it had initiated, nor its new financial estimates, which were initially supposed to be announced in May, and which indicate a medium-term growth outlook superior to industry average.

        The Offer was also filed at a time preceding certain important milestones for Sanofi, both relating to the future of its leading product, Plavix®, which is under litigation contesting the validity of its patents in the U.S. and in Canada, as well as to the stability of its shareholding structure, in light of the upcoming expiration of the shareholders agreement between its two major shareholders, Total and L'Oréal.

The Offer does not take into account recent promising strategic initiatives initiated by Aventis and Aventis' growth outlook

        On February 5, 2004, during the presentation of Aventis' annual results for the fiscal year ended December 31, 2003, the management of the Aventis group (the "Group") unveiled the Group's new growth outlook based on the medium-term strategy it intends to pursue. This strategy of accelerating the growth of the Group's operations and earnings is articulated in two principal ways:

Consistent growth in sales of products with strong potential and introduction of new products arising from its Research & Development portfolio

  •
  Continuing quick progression for leading products that are already on the market in fast growing therapeutic areas. Accordingly, the number of blockbusters (i.e., drugs generating sales of over 1 billion euros) should increase from four in 2003 to seven in 2007 (while the Group only had two in 2000), assuming patent protection is maintained for Allegra®;

  •
  The market introduction of new products with strong sales potential in therapeutic indications where there is a strong medical need. Thus, in 2003, filings for authorization to bring a product to market were made in connection with five new products. Moreover, Aventis was granted FDA approval for the launch of Ketek® in the American market in April 2004.

  •
  Thus, by 2007, more than 2 billion euros in sales are expected to result from new products which did not contribute to 2003 sales.

  Acceleration of growth following targeted strategic initiatives

  •
  The implementation of a partnership for part of the Group's non-core product portfolio, accounting for sales approximately 1.5 billion euros in 2003, is designed (i) to allow the creation of a new entity dedicated to regional products with smaller sales potential, and (ii) to decrease the proportion of Aventis' sales stemming from low-growth products. Negotiations are under way and will be made public by Aventis in due course once finalized. If successful, this transaction would increase growth prospects in Aventis sales by approximately one hundred basis points, with only a limited dilutive effect on net earnings per share;

  •
  The improvement of the Group's operational performance through a continuous program aimed at increased productivity based on the streamlining of structures and the optimization of processes. The plan's objective is to attain annual cost savings estimated at approximately 500 million euros from 2006 onwards, more than half of which will be reinvested in developing the Group's activities;

  •
  The implementation of a share repurchase program in line with industry standards. Thanks to an increase of its cash flow in the last two years (2.7 billion euros of free cash flows from core activities in 2003 before one-time funding of pension plans of 1.5 billion euros in Germany), Aventis intends on dedicating 2 to 3 billion euros (i.e., between 4.1% and 6.1% of capital based on the March 3, 2004 closing price in Aventis shares of 61.3 euros) over the course of the next two years to the repurchase of its shares which will support growth in net earnings per share.

Aventis' expected growth for the 2004-2007 period is superior to the industry average

        The continuing development of its products and the implementation of certain initiatives should allow Aventis to sustain, in 2004, the substantial growth of its operations and net earnings per share:

  •
  The targeted sales growth for the Group for the fiscal year ending December 31, 2004 is 6-7% excluding exchange rate impact, with 18% growth for strategic products and vaccines;

  •
  The targets for growth in net earnings per share, at approximately 15%, are among the highest in the industry.

        For the period from 2005 through 2007, Aventis is projecting overall annual growth in sales of 10 to 11%, through:

  •
  Growth of strategic products and vaccines (18%):

  •
  The expected growth of strategic products currently on the market is approximately 12% compared with 17.1% for comparable structures in 2003;

  •
  Additional contribution from new products (mainly Ketek® in the U.S., Genasense®, Menactra® and Scultptra®) should generate 2 billion euros annually by 2007.

  •
  A decrease in the relative proportion of sales derived from mature products following the implementation of a partnership.

        The annual growth in net earnings per share should be, over the same period, between 13 to 15%, thanks to:

  •
  a sustained increase in sales (10 to 11%);

  •
  an improvement of the operational margin from 28 to 29%;

  •
  the beneficial effects of the share repurchase program.

        Should the patent protection of Allegra® be lost, the negative impact on sales is estimated to be approximately 1.2 billion euros, and net earnings per share would drop by approximately 50 euro cents.

        It is important to note that almost all financial analysts have already included this eventuality in their financial forecasts and that the materialization of the risk should not trigger major revisions in their projections.

        Based on these new objectives, Aventis should be in the top tier for growth in sales and net earnings per share for 2004-2007, as projected by financial analysts for its main competitors, including Sanofi:

Expected annual variation in sales and net earnings per share, 2004-2007(1)

Sales	Net Earnings per Share(2)

Sources for Aventis: data from the company; for the other companies and Aventis before the Offer: Analyst consensus estimates based on a sample of research reports published before the Offer was filed.

(1)
Corresponds to annual growth 2005-2007
(2)
Net earnings per share before non-recurring items and after goodwill amortization

Growth outlook beyond 2007 is sustained by a product portfolio with high potential

        Aventis' growth beyond 2007 will be sustained by an increase in the Group's products that are already on the market and the launch of highly promising new products.

        Today, the Group possesses four blockbusters, up from two four years ago:

Current Blockbuster Group Portfolio

Products	Therapeutic Area	2003 Sales (millions of euros)	% of Total Sales for "Core Activities" in 2003	Growth Rate for 2002/2003(%) (1)
Allegra®	Respiratory System and Allergies	1,736	10.3%	+1.1%
Lovenox®	Cardiovascular	1,659	9.9%	+21.3%
Taxotere®	Oncology	1,362	8.1%	+22.5%
Delix®/Tritace®	Cardiovascular	1,066	6.3%	+20.6%

(1)
Spread in sales based on comparable structures

        These products still hold significant growth potential, with possible sales in excess of 2.5 billion euros for Lovenox® and 3 billion euros for Taxotere®.

        By 2007, the Group expects to have four more of its current products to generate more than 1 billion euros each in sales annually: Actonel®, Lantus®, Copaxone®, and Ketek® which obtained U.S. approval in April 2004.

        Beyond 2007, at least six other products (Menactra®, Alvesco®, Genasense®, Sculptra®, flu vaccines and Exubera®), with potential medium-term annual sales of over 1 billion euros, should provide significant growth stimuli.

The Group's portfolio of new blockbusters scheduled for launch in the next few years

Product	Therapeutic Area	2003 Sales (Millions of Euros)		% of Total Sales for "Core Activities" in 2003	Growth Rate for 2002/2003(%) (5)	Expected Launching Date	Potential Peak Sales (Millions of Euros)
Actonel®(1)	Osteoporosis	766		4.6%	+70.1%		>2,000
Copaxone®	Central Nervous System	617		3.7%	+27.3%		>1,000
Lantus®	Diabetes	487		2.9%	+87.1%		>2,500
Ketek®	Respiratory System	115		0.7%	+135.2%		>1,500
Flu Vaccines	Vaccination	479		2.9%	+17.7%		>1,000
Genasense®	Oncology	In Registration	(6)	—	—	2004	>2,000	(3)
Alvesco®	Respiratory System	In Registration(6)		—	—	2004	>1,500	(4)
Sculptra®	Dermatology	In Registration	(6)	—	—	2005	>1,000
Menactra®	Meningitis Vaccine	In Registration(6)		—	—	2005	>1,000
Exubera®(2)	Diabetes	Phase III		—	—	Not announced	>1,000

Source:
Aventis
(1)
In partnership with Procter & Gamble
(2)
In partnership with Pfizer
(3)
Conditional on ongoing clinical studies in certain solid tumors
(4)
Potential based on the introduction to market in 2008 of a combined form of Alvesco®-formotero
(5)
Spread in sales based on comparable structures
(6)
Products that are registered or in registration

        This product portfolio is a fundamental and valuable asset of Aventis in view of its contribution to the projected sales growth outlook.

        The Group, which also has 22 projects in Phase II, is confident in its ability to make its portfolio of products in development one of the main factors supporting its growth in the course of the next few years.

(ii)   The Offer clearly undervalues Aventis

A discount to the value of Aventis under the valuation criteria normally used in this kind of transaction

  •
  The Offer price represents only a 3.6% premium compared to the closing stock market price on the last day preceding the filing of the Offer on January 23, 2004, and a 15.2% premium compared to the weighted average market price for the month preceding January 21, 2004:

Stock market price	vs. Offer terms
-Last closing price before the announcement (01/23/2004)	3.6%
-Weighted average market price for the month*	15.2%

*
Period before rumors, ending January 21, 2004

Source: Bloomberg

        A multiple-criteria analysis of the Offer price indicates that the premium implied by the Sanofi Offer is negative on all criteria used in this type of transaction, significantly limiting any benefits to Aventis' shareholders. In particular, a multi-criteria analysis shows that:

  •
  On the basis of comparable transactions involving the acquisition of control in the pharmaceutical sector over the course of the past few years, the premium offered by the Offer price based on the one month weighted average market price of Aventis stock (15.2%) is nearly 32 percentage points below the average premiums in comparable transactions. Mergers of equals, as presented by Sanofi in its Prospectus dated April 9, 2004 are not relevant for assessing the Offer, because they do not include the premium required for the acquisition of control, nor do they include the increased risks inherent to implementing a hostile takeover.

Date	Purchaser	Target	Observed average premium over average market price at one month
7/5/2002	Pfizer	Pharmacia	44.4%
11/3/1999	Pfizer	Warner-Lambert	45.0%
1/20/1995	Glaxo	Wellcome	50.6%
Average			46.7%
Sanofi-Synthélabo Offer Premium			15.2%
Difference			(31.5%)

Note: Premium on average stock market price before rumors
Source: offer prospectuses

  •
  Because it is unsolicited, Sanofi's Offer is also to be benchmarked against comparable transactions in France over the past few years. Compared to premiums observed in the most significant unsolicited public offers completed in France over the past five years, the premium in this Offer is 30 points below average.

Date	Purchaser	Target	Observed premium over average market price at one month
Sept. 2003	Alcan	Péchiney	63.9	%(1)
Sept. 1999	TotalFina	Elf	30.3	%(2)
Jul. 1999	BNP	Paribas	41.5	%(3)
Average			45.2%
Sanofi-Synthélabo Offer Premium			15.2%
Difference			(30.0%)

Source: offer prospectuses

(1)
Premium over one-month average for period ending 7/2/2003 (last stock market price before rumors). Overbid.
(2)
Premium over one-month average for period ending 7/2/1999 (last stock market price before initial offer for Elf Aquitaine filed by TotalFina). Overbid.
(3)
Premium over one-month average for period ending 3/9/1999. Overbid.

•
The multiples implied by the Offer price, which do not include a control premium, are significantly lower than those of comparable companies, and do not reflect the expected acceleration in growth of Aventis expected for the coming years. The 2003 price earnings ratio (PER) implied by the Offer is significantly lower than that of Sanofi, creating a discount of approximately 23% compared to the multiples of the major listed companies in the pharmaceutical sector in Europe and the United States.

Aventis' 2003 price earnings ratio vs. sample of
comparable listed companies

Source: Published net results before non-recurring items and amortization of goodwill. Based on the average market price for the one-month period ending on January 21, 2004 (source: Datastream).

        The table below summarizes the results of a multiple-criteria analysis of the premium implied by Sanofi's Offer:

Criteria	Premium/(Discount)
Comparable pharmaceutical transactions	vs. premium on one month average market price
-Acquisitions in the pharmaceutical sector	(31.5%)
Unsolicited takeover bids	vs. premium on one month average market price
-Hostile transactions in France	(30.0%)
Comparable companies (without control premium)	vs. premium on one month average market price
-PER 2003	(23.4%)

*
Period before rumors, ending January 21, 2004

        This analysis shows that with respect to usually applied valuation criteria, the terms of the Offer fall systematically and significantly below the price which would have resulted from the premiums or multiples implied by these criteria. In addition, the Offer only represents a weak premium over Aventis' stock market price.

        The terms of the Offer do not reflect Aventis' contribution to the main operational results of the combined entity and lead to an unfair allocation of value, to the detriment of Aventis' shareholders

Aventis would contribute the majority of earnings to the combined entity

        The exchange ratio is on average 25% lower than the ratio implied by the analysis of the relative contributions of the combined earnings by Aventis and Sanofi for the fiscal year ended December 31, 2003.

2003 Financial Data (millions of Euros)(1)	Aventis	Sanofi- Synthélabo	Implied Ratio(2)	Premium/(Discount) on the Offer Ratio
EBITDA(3)	5,388	3,435	1.43	(28%)
Operating Income(4)	4,595	2,977	1.41	(27%)
Adjusted Net Income(5)	2,924	2,069	1.29	(20%)
Cash flows from operating activities(6)	3,298	2,265	1.33	(23%)
Average			1.37	(25%)

(1)
2003 figures published for Aventis (strategic activities) and Sanofi (press release of February 16, 2004).
(2)
Based on one-month weighted average market price for the period ending January 21, 2004 and the number of outstanding shares as of December 31, 2003 (802.3 million for Aventis and 732.8 million for Sanofi).
(3)
Operating income before goodwill amortization and amortization charges, including equity method investees' pre-tax income (strategic activities for Aventis). Given the lack of disclosure by Sanofi of its EBITDA, it has been calculated on the basis of (i) announced operating income including equity method investees' pre-tax income and the amortization of intangible assets (cf. note 4 below), and (ii) depreciation and amortization charges estimated by the consensus of analysts (based on 11 detailed reports dated August to December 2003).
(4)
Operating income before goodwill amortization including equity method investees' pre-tax income (strategic activities for Aventis). Source: Sanofi press release of February 16, 2004. Corresponds to operating income (3,075 million euros) net of amortization of intangible assets (129 million euros) and to which is added the equity method investees' pre-tax income. The latter is obtained by increasing the equity investees' net income (20 million euros) by the difference between 1 and the tax rate (35.4%), i.e., 31 million euros.
(5)
Net earnings before extraordinary items and goodwill amortization (strategic activities for Aventis). Corresponds for Sanofi to "net income before exceptional items and goodwill amortization".
(6)
Cash flows from operating activities after required changes in working capital. Strategic activities before funding of 1.5 billion euros of German pension plans for Avenits. Corresponds for Sanofi to "net cash provided by operating activities".

Inequitable allocation of value, to the detriment of Aventis' shareholders

        The terms of the transaction also lead to an unequal allocation of value to the detriment of Aventis' current shareholders given the weak Offer premium. Indeed, based on the net income adjusted for non-recurring expenses and amortization of goodwill for the fiscal year ended December 31, 2003, the transaction would be immediately accretive to the net earnings per share for the Sanofi shareholders at levels of approximately 18%. However, it would be dilutive by approximately 7% for Aventis' shareholders, based on 2003 pro forma accounts:

(Millions of Euros Except Where Indicated Otherwise)	2003 Pro-Forma Excluding Synergies
Net income before non-recurring expenses and amortization of goodwill(1)
-Aventis	2,924
-Sanofi-Synthélabo	2,069
Impact of the transaction
-Net financial cost(2)	(209)
-Net impact of product divestiture(3)	(131)
Net income before non-recurring expenses and amortization of goodwill—after the transaction(1)	4,653
Number of shares after the transaction (millions)(4)	1,401
Net earnings per share (EPS) after the transaction (euros)	3.32
Increase/(decrease) in the EPS
-Sanofi-Synthélabo	17.6%
-Aventis	(6.6%)

(1)
Based on the results published by Aventis (strategic activities) and Sanofi (February 16, 2004 press release).
(2)
Based on an amount of 9.2 billion, at an average financing cost of 3.5% before taxes and a 35.4% tax rate assuming a 100% success rate for the Offer.
(3)
Divestitures of products indicated by Sanofi (Fraxiparine® and Arixtra®, 338 million euros in sales for 2003). Assumed proceeds from disposals of 2.3 billion euros before taxes (1.7 billion euros after taxes) and based on a net pre-tax estimated contribution of 70% (45.2% after tax). Hypothetical reinvestment of net proceeds at 2% before taxes.
(4)
Assuming a 100% success rate for the offer. Based on number of outstanding shares on December 31, 2003 (802.3 million for Aventis and 732.8 million for Sanofi).

        Sanofi therefore has an advantage of nearly 25% of increase of its earnings per share as compared to Aventis.

        Both in terms of the respective contributions to the combined entity's financials and in terms of the earnings dilution, the Sanofi Offer leads to an inequitable allocation of the value to the detriment of Aventis' shareholders.

(iii)  Sanofi's shares are a risky acquisition currency which could be significantly and negatively affected by several factors

        The terms of the Offer are insufficient in light of the significant slowing down in Sanofi's growth anticipated by financial analysts and significant additional risks borne by Aventis shareholders were they to accept the Offer and become shareholders of the combined entity.

        This Offer consists of 81% Sanofi stock and 19% cash, and therefore the risk attached to the Sanofi stock, notably due to the quality and profile of future growth and the dependence of its sales and earnings on a small number of products, need to be taken into consideration.

Sanofi, an undiversified group whose success depends on a few products that are facing imminent threats

        Global sales of Plavix®, Stilnox/Ambien® and Eloxatine®, the top three products of Sanofi, all of which will shortly be subject to competition from generic drugs, amounted to 5.4 billion euros over the fiscal year ended December 31, 2003, or 51.4% of developed Sanofi sales:

Million of Euros	Developed Sales 2003(1)	% of Total Developed Sales 2003
Plavix®	3,225	30.5%
Stilnox/Ambien®	1,381	13.1%
Eloxatine®	824	7.8%

Total top 3 products	5,430	51.4%

    Developed sales include Sanofi's consolidated sales (1,325 million euros for Plavix® and 1,345 million euros for Stilnox®/Ambien®) minus sales of products to their partners, as well as non-consolidated sales by Sanofi's partners in connection with agreements with Bristol-Myers Squibb over Plavix®/Iscover® and Aprovel®/Avapro®/Karvea®, with Fujisawa over Stilnox®/Myslee® and with Organon over Arixtra® as disclosed by Sanofi's partners: Sanofi, 2003 sales press release published on January 22, 2004

Generic Plavix®: a significant risk which could lead to a loss in value of nearly 21 euros per Sanofi share

        Based on publicly available information, it appears that 30.5% of Sanofi's global developed sales have been generated with a single product, Plavix®, which is currently the target of lawsuits contesting the validity of the patent in Canada and in the U.S., the latter representing over 56% of developed global sales of Plavix®. Based on the analysis of publicly available court records, it appears that Sanofi has successively filed two patents for the Plavix® (clopidogrel) compound. The first of these patents is now expired. It described and claimed a group of compounds and their salts, stating that the compounds, including the compound known as Plavix®, "may exist in the form of two enantiomers" and that "the invention relates both to each enantiomer and their mixture." The second patent covers the enantiomer salt that is Plavix®. The companies Apotex Inc., Apotex Corp., Dr. Reddy's Laboratories LTD, and Dr. Reddy's Laboratories Inc., defendants in the litigation, challenge the patentability of the second patent, because the first Sanofi patent disclosed already the Plavix® form of this mixture in sufficient detail to call in question the innovative character of the second patent. As a consequence, the latter could infringe the interdiction of patenting the same invention twice ("double patenting"). Defendants have also raised issues regarding obviousness and violation of U.S. Patent Office rules ("inequitable conduct").

        These allegations appear to raise serious invalidity questions which cannot be easily dismissed. While recognizing the unpredictability of patent litigation, Aventis believes, on the basis of the publicly available records that the defendants have raised a substantial challenge to the validity of the Plavix® patent and that therefore Sanofi's risk of losing the litigation is significant.

        In case of an adverse outcome of these proceedings for Sanofi, the launch of generic competitors of Plavix® as of 2005 could have a significant impact on volume and average sale price, thus creating an important risk for the company's financial situation and growth outlook and consequently the value of its stock. According to research reports from financial analysts specialized in the pharmaceutical industry, the impact of the loss of the Plavix® patent would generate an average decrease in Sanofi stock value, based on its current state, of nearly 21 euros per share:

				% of the risk of losing the Plavix® patent included in the published Target price	Complementary impact of the loss of the Plavix® patent on the published Target price (in euros)
	Target price (in euros)
Financial Analyst	Without loss of patent	With loss of patent	Projected target			Difference
CAI	71.0	54.0	66.0	29%	-12.0	-18%
Deutsche Bank	Not determined	36.0	60.0	Not determined	-24.0	-40%
HSBC	Not determined	42.0	66.0	Not determined	-24.0	-36%
BNP Paribas	68.0	42.0	62.0	15%—20%	-20.0	-32%
JP Morgan	66.0	35.0	58.0	25%	-23.0	-40%
Average					-20.6	-33%

  Reports publication dates: 01/28/04 for CAI; 12/16/03 for Deutsche Bank; 09/01/03 for HSBC; 07/08/03 for BNP Paribas; 02/19/03 for JP Morgan.

        In connection with its evaluation of Sanofi Plavix® litigation, Aventis requested a legal analysis from the law firm of Patterson, Belknap, Webb & Tyler LLP. Please see Item 4(d) for a summary of the analysis' conclusion.

        Based on the average one-month weighted average market price of Sanofi as of January 21, 2004 (58.83 euros), the Sanofi share value as adjusted to reflect the loss of the Plavix® patent as forecast by financial analysts would be 38.23 euros. Under the terms of the principal Offer, this 32 percent fall in the price of Sanofi's stock market price (based on a one-month weighted average market price) would result in a 17 percent discount to Aventis' stock market price.

Ambien® will be facing generic competition in 2006

        Ambien® (1.4 billion euros of sales generated in 2003), another patented U.S. leading product of Sanofi, will lose patent protection in 2006 and face competition from generic drugs. Moreover, the transfer of Ambien® sales to Ambien CR® which, according to Sanofi, would allow for a continuation of the growth of this product's sales would most likely be only partial because of i) the profile of Ambien CR® and ii) major competition resulting from the launch of competing products by Sepracor and Pfizer expected in 2004 and 2005. Analysts expect Ambien CR® to capture 30 to 35% of the peak sales generated by Ambien®(1), i.e. a potential loss of sales of 1 billion euros.

(1)
(SG Cowen—January 9, 2004; Deutsche Bank—January 28, 2004)

Eloxatine® may be threatened by competition from generic drugs as early as 2006

        In 2006, the Eloxatine® patent (824 millions euros of sales for 2003) will fall into the public domain in Europe. In the United States, which represents approximately 56% of total sales of this product, the expiry of data exclusivity in 2007 will increase the risk of competition from generic drug manufacturers.

Late-stage products probably will not compensate for the slow down in Sanofi's growth

New products with limited prospects for development were launched during the past four years

        Between 2000 and 2003, three new products were placed on the market by Sanofi, none of which is a potential blockbuster. Arixtra®, once pitched by the company as a major product, has produced disappointing results thus causing a substantial decrease in sales projections.

        Aventis, on the other hand, launched two new products during the same period, each of which has the potential to be a blockbuster. Lantus has surpassed marketing expectations and has the potential to revolutionize the treatment of diabetes. Ketek® has been launched in Europe and its launch in the U.S. market should enable it to very quickly attain the status of blockbuster.

Launch of new products between 2000 and 2003

	2000	2001	2002	2003	Current sales (in millions of euros)	Potential peak sales (in millions of euros)
Aventis
Lantus®	X	X	X	X	487	>2500
Ketek®		X	X		115	>1500
Sanofi-Synthélabo
Fasurtec®		X	X		25	113
Eligard®			X		28	88
Arixtra®			X		19	500

Source:
Aventis, Sanofi, IMS (sales of Fasurtec and Eligard over a 12-month period as of 9/30/2003), CAI Chevreux for Eligard and Fasurtec (2009 sales)
Note:
products launched in various countries at different times

Fewer products with strong potential for development are expected to be launched in the course of the next three years

        Sanofi's product portfolio currently includes seven new drugs in phase III or in registration. Only three of these will likely be launched in the market by 2006. Among these products, only Rimonabant® has the potential to generate annual sales of over 1 billion euros. In light of the current stage of clinical development of Rimonabant® (currently in phase III), there remain, however, major uncertainties regarding its profile, its potential and the date it will be launched. The two other products in the portfolio have limited sales potential. Aventis, on the other hand, expects to launch six products during the course of the next three years, five of which with an annual sales potential of more than 1 billion euros.

Expected launch of new products between 2004 and 2006

	2004	2005		2006	Current sales (in millions of euros)	Potential peak (in millions of euros)
Aventis
Genasense®	X				—	>2000
Apidra®	X				—	400
Alvesco®		X			—	>1500
Sculptra®	X				—	>1000
Menactra®		X			—	>1000
Exubera® (1)					—	>1000
Sanofi-Synthélabo
Tirapazamine®		X	(2)		—	200
Fumaligin®		X			—	100
Rimonabant®				X	—	1200

Note:
Ambien CR®, derived from Ambien®, is not considered as a launch of a new product for purposes of this analysis.
(1)
Market launch date not yet determined
(2)
Abandonment of the indication for non small cell lung cancer will probably lead to a delay in the planned market launch date.
Source:
Aventis; HSBC (September 2003) for Tirapazamine®, Fumaligin® and Rimonabant®

Severe downward pressure on Sanofi's share price

        Total Group currently owns 24.35% of total capital stock and 35.04% of the voting rights of Sanofi, while L'Oréal owns 19.52% of the capital stock and 28.09% of the voting rights of Sanofi. These two groups are bound by a shareholders agreement which will expire on December 2, 2004. L'Oréal indicated in a press release dated January 26, 2004, that it intended to preserve its interest in the company regardless of the outcome of the Offer, without mentioning any period of time, though. For its part, the Total group indicated in its press release on February 19, 2004 that it intended to continue its disinvestment strategy in Sanofi it started three years ago. Between 2001 and 2003, Total has divested blocks of Sanofi shares amounting to 8.4% of the capital of Sanofi.

        Were the Offer to be completely successful (100%), Total's stake would represent approximately 13.3% of the total capital stock of Sanofi (based on the outstanding shares minus treasury shares), 20.0% of the floating shares and the volume of nearly 35 trading days (based on the average trading volumes of the two companies over one year as of January 21, 2004). In this case, the sale by Total of its stake in Sanofi would weigh considerably on Sanofi's shares price over the next few months and would exacerbate the ebb of shares usually observed following a public offer.

        In addition, the weight in terms of voting rights of Sanofi's two current controlling shareholders in the combined group would be greater than their economic exposure given their double voting rights in Sanofi. Thus, were the Offer to be completely successful (100%), L'Oréal would control approximately 17% of the voting rights of the combined company, even though its stake would only amount to approximately 10% of the capital stock. This percentage could even be as high as 19% if Total sold its entire holdings, given the loss of its double-voting rights. The existence of these double voting rights thus constitutes an immediate disadvantage for the Aventis shareholders.

        The risk of losing contributions from key products of Sanofi, together with risks associated with the positions of their top two shareholders and uncertainty related to the future growth of Sanofi should have a major impact on the value of the Sanofi shares.

(iv)  There are serious doubts as to the combined entity's ability to deliver strong, sustainable and profitable growth as compared to Aventis

        There are additional risks in the proposed combination that could also significantly reduce the potential for value creation in the contemplated combined entity.

Uncertainties surrounding the procedure and necessary concessions to satisfy antitrust requirements

        Before its final realization, the Offer will undergo review by antitrust authorities in several countries, in particular by the European Commission and the U.S. Federal Trade Commission (the "FTC").

        The Offer is conditional upon FTC approval in the initial, 30-day review period, which begins after the notification is filed. Sanofi has not yet made the required filing with the FTC. Thus, the Offer's timetable depends on the timetable of antitrust authorities, which is still unpredictable. The Offer will lapse if the FTC issues a second request.

        Sanofi indicated at the time of the filing of the Offer that it has started the process of divesting two drugs, Arixtra® and Fraxiparine®, with a view to avoiding a dominant position in the cardiovascular field in which the combined entity would have significant market shares due to the competitive position of Lovenox®. On April 13, 2004, Sanofi announced that it had signed an agreement to sell Arixtra®, Fraxiparine® and related assets to GlaxoSmithKline Group for 453 million euros. The closing of the transaction is conditioned on Sanofi successfully completing its offer for Aventis as well as on obtaining the requisite clearances from the EU and U.S. competition authorities.

        The divestiture of Arixtra® and Fraxiparine® will cause a decrease in sales of 338 million euros, based on Sanofi's sales in 2003 (19 million euros and 319 million euros, respectively). This loss in sales for Arixtra® would increase over time in light of its sales potential which, according to Sanofi's estimates, is 500 million euros.

        The antitrust authorities are currently investigating a number of product areas in addition to the cardiovascular field. It is difficult to predict the remedies that antitrust authorities may require following the in-depth review being undertaken with respect to products currently on the market and both groups' R&D portfolios.

Difficulties in predicting whether Aventis might lose certain of its key contracts

        In the ordinary course of business, Aventis has entered into a variety of agreements, including partnership and collaboration agreements. Some of these agreements contain change of control provisions and it cannot be excluded that they may be successfully enforced by one or the other of Aventis' partners were there to be a change of control of the Group (see Item 4(c)(i)).

        Were Sanofi's Offer successful, the enforcement of such provisions, even if they provide for compensation to Aventis pursuant to the termination of the contractual relationships concerned, could have a significant impact on the company's business profile and medium-term growth outlook, especially in light of the fact that two of these contracts relate to potential future blockbusters of the Group (Exubera® and Actonel®).

Sanofi has offered no detailed explanation whatsoever for its announced synergies, nor has it justified the proposed unrealistic timeframe for realizing these synergies

        In its Prospectus dated April 9, 2004, Sanofi indicated that it estimates that its takeover of Aventis will generate approximately 1.6 billion euros in annual synergies before taxes, or 6.4% of combined pro forma sales for the fiscal year ended December 31, 2002. According to Sanofi, and relying on the assumption that the transaction will close by the end of the first quarter of 2004, such amount of synergies will be fully achieved in 2006, with 60% generated in 2005 and 10% as early as 2004. The synergies contemplated by Sanofi would result primarily from the reduction of the cost basis, for 2/3 of the amount (i.e., approximately 1 billion euros) and from sales synergies, for 1/3 of the amount (i.e., approximately 600 million euros).

        The cost synergies would essentially be generated by the reduction of administrative expenses, marketing costs and research and development expenses. Moreover, Sanofi indicates that the transaction will generate revenue synergies resulting from acceleration of sales growth of the combined entity. Sanofi estimates that 2 billion euros of restructuring costs will be necessary to implement these synergies.

        Due to the hostile nature of the takeover bid, and in the absence of consultation or preliminary studies between the two companies, the calculation of synergies resulting from these transactions has, apparently, been based on benchmarks from previous transactions within the pharmaceutical industry. Such analogy performed without precise analysis could lead to errors in assessment, especially when the respective positioning of both companies is so different from the reference sampling.

        With regard to cost reductions, Sanofi has not specified in its Prospectus dated April 9, 2004 whether it would take measures that would lead to a reduction of the workforce. However, cost synergies would arise from operational reorganizations that could generate job cuts. As an illustration, some prior mergers of pharmaceutical laboratories caused significant job cuts, as highlighted in the table below:

Operations	Staff reductions (number of employees)	Share of combined total workforce (%)
Ciba/Sandoz	8,000	8
Astra/Zeneca	6,000	11
Pharmacia/Monsanto	6,000	10
Pfizer/Warner-Lambert	12,000	14
Glaxo/Smithkline	12,000	11
Pfizer/Pharmacia	15,000	11

Source:
Deutsche Bank, Aventis

        Given the geographical breakdown of the combined entity's workforce (54% in Europe of which approximately 30% in France), it is more than likely that the cost reduction will be primarily realized in Europe and, above all, in France, where more than a quarter of the combined workforce (approximately 30,000 employees), would be located.

Geographic breakdown of the combined workforce

	Aventis	Sanofi	Total	% of total
France	17,727	12,204	29,931	29.4%
Europe without France	15,880	9,274	25,154	24.7%
United States	12,388	3,595	15,983	15.7%
Others	23,386	7,363	30,749	30.2%
Total	69,381	32,436	101,817	100.0%

Source:
Aventis excluding Aventis Behring (as of December 31, 2003), Sanofi (as of
December 31, 2002)

        Absent detailed information provided by Sanofi on the true nature of the expected synergies, it is difficult to analyze the schedule for their implementation. But their full realization within only one and a half years, as projected by Sanofi, appears very difficult to achieve, particularly given the extent of the required restructuring, namely in Europe and especially France, where restructuring usually takes place over a long period of time in part due to labor laws and regulations.

        With regard to sales synergies, Sanofi points out that they could come from the development of its products' sales in the U.S., where it would benefit from the strength of Aventis' commercial network, and an increase in promotion of Aventis' mature products in Europe.

        Most sales synergies in the U.S. should be limited, however, as the large majority of Sanofi's sales are managed by its partners on the basis of co-promotion agreements, such as in the case of Plavix® with Bristol-Myers Squibb, and, therefore, the synergies would not likely generate additional sales. Specialization of the groups' respective sales forces in distinct therapeutic areas is also such as to significantly limit sales synergies. In addition, Aventis' sales forces are currently at full capacity and will remain so due to new programmed product launches.

        As to the sales synergies on Aventis' mature products in Europe, they appear limited due to the following factors:

  •
  Half the sales come from products currently promoted by Aventis, and the evaluation of each group's performance with respect to these products does not suggest an increase in sales potential;

  •
  One quarter of sales comes from products subject to generic competition, for which promotional effects are negligible;

  •
  Of the remaining quarter, the elasticity of promotion is not sufficient to generate the substantial amounts of additional sales envisaged by Sanofi.

Significant differences in size and organizational structure which could lead to major integration difficulties and a loss in dynamic of sales growth

        Differences in size and organization between the two businesses (Aventis had nearly 70,000 employees while Sanofi had only 33,000 at the end of 2003) are likely to significantly complicate the necessary integration process should Sanofi's hostile Offer succeed. Sanofi is currently a French company that i) achieves approximately 20% of its sales in France, ii) has limited exposure to the U.S. and Japanese markets and iii) is centrally managed. On the other hand, Aventis is a global company deriving only 13% of its sales from core activities in France and is governed by a de-centralized, international management, as is absolutely required to market global products on a global scale.

        The organization of the two groups in key matters such as R&D and sales & marketing is markedly different.

        For example, whereas Aventis' sales and marketing policy is geared on optimizing the potential of its numerous strategic products on a worldwide scale, which has led to significant commercial success, notably in the U.S., Sanofi has adopted a strategy based on developing numerous products, often of small size and in local or regional markets.

        The two groups have distinct views in terms of organizing their R&D. While Sanofi retains a traditional organization relying mostly on internal innovation, Aventis has developed a model drawing not only on its internal strength, but also on external partners. Their integration could result in a drop in productivity, or, in an industry in which value added comes in large part from the intellectual capital of employees, loss of critical teams and the associated areas of expertise that today are behind the success of the two companies.

Declining growth prospects

        In light of the uncertainties surrounding the short-term prospects for Sanofi's main products as well as the weakness of its potential mid-term growth potential, the proposed transaction carries significant risks and will lead Aventis shareholders to face the prospect of drastically reduced prospects in terms of sales and earnings growth compared to such prospects for Aventis. Notably:

  •
  The expected growth of sales and net earnings per share for Sanofi is inferior to what is expected for Aventis in the 2005-2007 period;

  •
  This growth would also be diluted by Sanofi's divestiture of certain products as required by antitrust authorities, some of which have already been announced by Sanofi.

Compared Projected rates of sales growth

Note:
Aventis (core business activities): growth targets announced by Aventis on February 5, 2004—For information only, the growth target communicated by Aventis for 2004 is between 6 and 7% assuming comparable structure and exchange rates.

Sanofi: market consensus (average of 11 detailed analyst research notes of August through December 2003). For information only, Sanofi has announced a 2004 growth target similar to that of 2003.

Aventis+Sanofi: targets communicated by Aventis + market consensus—the impact of product divestments required to comply with antitrust regulations (divestiture of Arixtra® and Fraxiparine®)

        If losing the Plavix® patent had a limited impact on the combined entity's sales growth, inasmuch as Sanofi does not consolidate the totality of its Plavix® sales, notably those in the U.S, it would nonetheless have a very significant impact on the combined entity's profits. For example, some analysts(2) estimate that losing the Plavix® patent would negatively affect Sanofi's net income by approximately 900 million euros in 2007 or 2008.

(2)
Bear Sterns (December 4, 2003): estimated impact of 966 million euros on 2008 net results; Lehman Brothers (March 25, 2003): estimated impact of 911 million euros on 2007 net results.

        In addition, these assessments do not account for the likely negative effect the contemplated hostile operation would have in terms of delaying the development of research products and fostering sales force apathy.

        The sales growth profile of the combined entity would in all likelihood be affected by the expected deceleration in Sanofi's growth, the divestment of products required by antitrust authorities, and the risk of jeopardizing some of Aventis' major partnerships, not to mention the risks tied to Plavix®. Moreover, the major uncertainties related to the achievability of the synergies in the proposed timeframe and the integration difficulties cast serious doubt on the contemplated combined entity's ability to offer Aventis' shareholders and employees an attractive perspective.

  (v)
  The proposed combination presents limited benefits for Aventis in terms of critical mass, geographic presence (particularly in the United States), research and development, or reinforcement of its product portfolio, in light of the substantial risks associated with this transaction

        On its own, Aventis benefits from key attributes that are necessary to position itself successfully on a global scale, namely: critical mass on a global level, a significant presence in the U.S., first class research & development of critical mass, a portfolio of current and future blockbusters, a presence in high growth therapeutic areas and a unique expertise in the area of partnerships and alliances. Sanofi does not make a decisive contribution with respect to any of these factors, especially in light of the risks such a transaction would trigger for Aventis' shareholders.

(A)
Aventis already has critical mass on a global scale

        Sanofi's proposed project would create the third largest pharmaceutical conglomerate in the world in terms of sales by combining Aventis (currently 7th) with Sanofi (currently 16th).

        Although the proposed transaction would be a clear improvement for Sanofi, the improvement would be much smaller for Aventis' current position: Aventis already has a 3.8% global market share against a mere 1.7% for Sanofi.

        Based on IMS data over a period of 12 months ending September 30, 2003, the proposed new entity's combined sales for pharmaceutical products would slightly exceed 23 billion euros (16 billion euros of which is generated by Aventis), i.e. a level of sales similar to that of Merck and Johnson & Johnson, but still below that of GlaxoSmithkline or Pfizer.

(B)
The transaction would not significantly improve Aventis' strong presence in the U.S.

Aventis already has an important presence in the U.S. market

        According to IMS, the U.S. is by far the number one pharmaceutical market in the world in terms of value, accounting for slightly over 50% of world pharmaceutical sales. In the U.S., where Aventis has already achieved critical mass (3.1% market share according to the IMS as of September 30, 2003), a combination with Sanofi (0.9% market share) would not provide a significant overall advancement for Aventis owing to Sanofi's marginal presence in this market.

        Indeed, Aventis has long succeeded in building its own efficient commercial platform in the U.S., ranking 12th among pharmaceutical companies in the U.S., based on sales. Aventis notes that, in the U.S., Sanofi does not have a commercial structure as significant as its own. Sanofi does not control the marketing of its principal products in the U.S. and its experience in terms of commercial development of drugs in the U.S. is limited and relies to a large extent on co-marketing strategies and/or co-promotion of its core products with various American pharmaceutical groups: Bristol-Myers Squibb for Plavix® and Avapro® and, until recently, Searle/Pharmacia for Ambien®. The commercial success obtained in the U.S. by its principal products is therefore largely attributable to its partners.

        Thus, the proportion of revenues of core activities generated by Aventis vs. Sanofi in the U.S. is four to one in favor of Aventis, whose sales force in the U.S. is twice as large as Sanofi's.

        Moreover, the percentage of sales generated in the U.S. would be diluted in the combined entity. The U.S., the most attractive market in the world, accounted for 38% of Aventis' core activity sales in 2003, compared to less than 24% for Sanofi. A combination with Sanofi would therefore dilute U.S. exposure and increase the presence, in terms of total sales, in Europe and in particular in France, which is a mature market, thereby leading, in Aventis' view, to a deterioration in the Group's business profile.

(C)
Aventis has a dynamic R&D reorganization and a high potential product pipeline

        Aventis considers its product pipeline to be both larger and better balanced than Sanofi's, with a total of 94 products in development, in a large variety of therapeutic areas, compared to only 56 for

Sanofi, of which 22 in the field of the central nervous system alone. Aventis would contribute more than 60% of the combined entity's launch of new drugs over the next few years.

	Aventis	Sanofi- Synthélabo	Total	Aventis' percentage in the total
R&D Costs 2002 (in billions of euros)	3.1	1.2	4.3	72.1%
Number of products
In registration / Phase III	10(1)	7(1)	17	58.8%
Phase II	22	16	38	57.9%
Phase I	29	11	40	72.5%
Pre-clinical	33	20	53	62.3%
Total	94	54	148	63.5%

Source: Aventis, Sanofi (presentation of results for 2003). OptiClik Pen (filed) not included in chart among Aventis' products.

(1)
Not accounting for multiple treatment drugs or line extensions of products.

        Aventis not only develops more products than Sanofi but also offers higher potential as shown by the number of blockbusters that the Group expects to develop over the next few years.

        Moreover, Aventis believes that its current product portfolio already contains a number of drugs that could quickly become blockbusters. In 2007, Aventis expects to have seven drugs generating over 1 billion euros in retail sales as opposed to three for Sanofi.

Products generating sales in excess of 1 billion euros in 2003		Products expected to generate sales in excess of 1 billion euros in 2007
Aventis	Sanofi-Synthélabo	Aventis	Sanofi-Synthélabo
Allegra®*,	Plavix®*,	Taxotere®,	Plavix®*, Avapro®
Lovenox®*,	Stilnox/Ambien®*,	Lovenox®*,	Eloxatine®*,
Taxotere®, Tritace®	Avapro®	Allegra®*, Actonel®,	Ambien®*(1)
Lantus®, Ketek®, Copaxone®

*
Products faced with a risk of competition of generic brands by 2007.
(1)
If numbers for Ambien®/Stilnox® and Ambien CR® are combined. Aventis again points out that the patent for Ambien®/Stilnox® will fall in the public domain definitively in 2006 and that analysts specialized in the pharmaceutical industry anticipate that Ambien CR® will only be able to capture between 30 and 35% of sales performed by Ambien®/Stilnox®.

        In the medium term, Aventis could be launching five other future blockbusters (Menactra®, Alvesco®, Genasense®, Exubera® and Sculptra®), for which applications for approval will be or have already been filed, in addition to the flu vaccines all of which have a future sales potential of over 1 billion euros each. At the same time, Sanofi would only be launching one such product (Rimonabant®). Aventis' portfolio of products in development is therefore more promising and more geared towards products that are likely to become blockbusters on a global basis, as opposed to that of Sanofi, which possesses a significant number of products with a potential that seems more limited.

(D)
The combined entity would not be able to provide a decisive advantage in the key therapeutic areas

        The pharmaceutical sales of Aventis are evenly spread over a wide variety of therapeutic specialties. In particular, the Group possesses remarkable positions in major areas such as thrombosis, oncology, and diabetes. It is also the global leader for vaccines. Even if a combination with Sanofi would improve the current positions in the areas of cardiology/thrombosis and the central nervous system in general, it would not create leadership in other therapeutic sectors Aventis considers key, such as oncology, diabetes, Alzheimer's disease and asthma, where the portfolio of Sanofi products is weaker than that of Aventis.

        The risk of generic competition against Plavix®, would, if it materialized, significantly undercut the improvement of the two groups' competitive position in the area of cardiology.

(E)
Aventis has unique track record in product and R&D partnerships

        Over the past few years, Aventis has proven its ability to develop innovative products through license agreements with a number of partners. Since 2000, the Group has signed more than 70 agreements pertaining to marketing or R&D licenses with a variety of counterparties ranging from biotechnology companies to the most important pharmaceutical companies in the world. Certain agreements relate to potential or current blockbusters, thereby illustrating the fact that Aventis is a valuable partner from both an R&D as well as a product marketing perspective. During the same time span, Sanofi has only signed nine such agreements.

***

Therefore, Sanofi's Offer:

  •
  was opportunistically timed to disadvantage Aventis' shareholders because it was filed prior to an important strategic announcement by Aventis and prior to even more significant milestones for Sanofi (the end of the shareholders agreement in December 2004, the Plavix® lawsuits, generic competition for Ambien® and Eloxatine®, etc.);

  •
  clearly undervalues Aventis because the premium implied is negative by most valuation criteria normally used in this kind of transaction, and the terms of the Offer do not provide Aventis' shareholders with a fair share of the combined entity;

  •
  would expose Aventis' shareholders who subscribe to the Offer to major risks given i) the uncertainties surrounding the future of certain Sanofi key products; ii) the risks that Sanofi's share price will come under downward pressure due to its major shareholders' position; iii) the potential for dilution of growth to be expected from the combined entity compared to Aventis on a stand alone basis, iv) the major uncertainties pertaining to the announced synergies and the proposed timetable therefor and v) the integration risks inherent to the differences between these two entities in terms of size and organization;

  •
  lacks interest for Aventis, which already possesses a global profile, a premier presence in the United States, dynamic R&D, a significant portfolio of potential products in fast-growing therapeutic areas, and a unique track record in product partnerships;

  •
  would cause major job cuts for Aventis' employees, particularly in France and Germany.

(d)    Evaluation of Sanofi Plavix® Litigation

        In connection with its evaluation of Sanofi Plavix® litigation, Aventis requested a legal analysis from the law firm of Patterson, Belknap, Webb & Tyler LLP. Patterson, Belknap, Webb & Tyler LLP has conducted an analysis of the currently-pending, United States Plavix®-related litigations between Sanofi et al., on the one hand, and Apotex and Dr. Reddy, on the other, based upon publicly available documents and information. The analysis considers whether Apotex and Dr. Reddy's have presented a viable defense to the infringement charges.

        Recognizing the unpredictability of patent litigation and the limited nature of its review, it is the view of Patterson, Belknap, Webb and Tyler LLP that Apotex and Dr. Reddy's have raised defenses of obviousness, anticipation and double patenting that constitute a substantial challenge to the validity of the '265 patent covering clopidogrel bisulfate. In addition, Apotex and Dr. Reddy's have raised a defense based on inequitable conduct challenging the enforceability of the '265 patent irrespective of its validity. It is the view of Patterson, Belknap, Webb and Tyler LLP that successful assertion of even one of these four defenses could allow for the rapid entry of generic Plavix® into the U.S. market.

(e)    Intent to Tender

        To the best of Aventis' knowledge, to the extent permitted by applicable securities laws, rules or regulations, none of the members of the Management Board or the Supervisory Board currently intend to exchange shares of Aventis over which he or she has sole dispositive power to Sanofi.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        Aventis has retained Goldman Sachs International, Morgan Stanley & Co. Limited and Rothschild & Cie Banque as its independent financial advisors in connection with, among other things, Aventis' analysis and consideration of, and response to, the Offer. Aventis has agreed to pay each of the financial advisors a reasonable and customary fee for such services. Aventis has also agreed to reimburse Goldman Sachs, Morgan Stanley and Rothschild for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify them and certain related persons against certain liabilities relating to, or arising out of, the engagement.

        Aventis has retained Innisfree M&A Incorporated to assist it in connection with Aventis' communications with its shareholders with respect to the Offer. Innisfree will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. Aventis has agreed to indemnify Innisfree against certain liabilities relating to, or arising out of, the engagement.

        Aventis has retained Financial Dynamics as its financial public relations advisor in connection with the Offer. Financial Dynamics will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses arising out of or in connection with the engagement. Aventis has agreed to indemnify Financial Dynamics against certain liabilities relating to, or arising out of, the engagement.

        Except as set forth above, neither Aventis nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of Aventis concerning the Offer.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Except as described below, during the past 60 days, no transactions with respect to the Ordinary Shares or ADSs have been effected by Aventis or, to Aventis' best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

        Except as set forth below, during the past 60 days, Aventis has not repurchased any Ordinary Shares. Aventis Inc. has purchased, with the AMF's prior approval, 150,000 Ordinary Shares from Crédit Agricole Indosuez pursuant to an agreement executed prior to the filing of the Offer in order to deliver such Ordinary Shares to stock options holders who exercised stock options. Aventis has a general authorization to repurchase shares granted by the general meeting of shareholders of April 17, 2003, for which an information memorandum was filed and approved by the Commission des opérations de bourse (a predecessor organization of the AMF) under visa No. 03-138 dated March 10, 2003. Under the French tender offer regulations set forth in Article 5-2-12 of the CMF Regulation and Article 4 of COB Regulation no 2002-4, Aventis may not repurchase its own shares during the pendency of the Offer.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

At the meeting of the Supervisory Board held on February 17, 2004, the Supervisory Board considered and reviewed, in relation to the Offer, the feasibility and desirability of pursuing possible strategic alternatives to the Offer. As stated in Item 4 above and based on the factors referred to therein (which are incorporated herein by reference), the Supervisory Board believes that the interests of Aventis, its shareholders and its employees would be best served by Aventis studying all alternatives offering a stronger industrial, social and financial rationale. These alternatives could include one or more of the following: (i) maintaining Aventis as an independent, publicly-owned entity in substantially its present form, (ii) the acquisition of Aventis or shares of Aventis by Aventis or another entity, (iii) the acquisition of one or more other companies or units of other companies by Aventis or by Aventis together with another acquiror, (iv) a merger or other business combination with another company, (v) the sale or other divestiture of one or more business units, or stakes in business units, of Aventis, (vi) the issuance of additional shares, rights or warrants, or other equity, non-equity or market-linked securities, (vii) the incurrence of debt or other obligations by Aventis, (viii) a distribution of one or more of cash, rights, warrants or other consideration to the shareholders of Aventis, and/or (ix) entering into one or more partnerships, joint ventures or other strategic relationships with other parties. Aventis and its advisors have engaged in discussions with third parties regarding one or more of the foregoing items. Aventis has entered into and may continue to enter into confidentiality agreements and has supplied and may continue to supply confidential information to one or more third parties prior to entering into negotiations with such third parties regarding any of the foregoing items.

        Under rules adopted by the U.S. Securities and Exchange Commission, because the bidder—Sanofi—has filed its Schedule TO and commenced its offer in the United States, disclosure by Aventis of the terms of and parties to certain negotiations relating to some of the foregoing may be required unless the Aventis Supervisory Board has determined that such disclosure might jeopardize any discussions or negotiations that Aventis might conduct. The Aventis Supervisory Board has determined that such disclosure might jeopardize any discussions or negotiations that Aventis might conduct. Accordingly, Aventis does not intend to disclose the possible terms of any such transactions or proposals, or the terms thereof, unless and until an agreement in principle relating thereto has been reached or as may otherwise be required by law.

        Aventis has entered into a confidentiality agreement with Novartis AG ("Novartis") and has had discussions with Novartis concerning the business logic and structure of a potential business combination between the two companies. These discussions constitute negotiations as such term has been interpreted under U.S. federal securities laws.

        On March 12, 2004, Novartis announced in response to a request by the AMF that it was exploring the feasibility of a combination with Aventis but that no decision had yet been taken on whether or not to pursue such a transaction.

        On March 23, 2004, following a second request to Novartis from the AMF to clarify its position regarding Aventis, Novartis confirmed that it had completed its feasibility study on a potential combination with Aventis and that this study concluded that a business case for such a combination was viable. Novartis stated that a working hypothesis for such business combination included a potential spin-off of non-core Aventis and Novartis products into a new entity that would preserve jobs, specifically in France and Germany, creating a pharmaceutical company with product development, licensing and commercial operations including manufacturing. Novartis went on to state that although it believed that the business case was viable, the negative attitude of the French Government had influenced Novartis' consideration to a point that it would only enter into a negotiation phase if formally invited by the Aventis Supervisory Board and if the French Government assumed a neutral position. Novartis also stated that neither negotiations nor discussions about price had taken place.

        At its meeting held on April 2, 2004, the Supervisory Board of Aventis reviewed the current status of the Offer and reiterated its view that Sanofi's bid was not in the best interests of Aventis, its shareholders and its employees.

        During the meeting, the Management Board reported to the Supervisory Board on the discussions between Aventis and Novartis. After consideration of this report, the Supervisory Board unanimously mandated the Management Board to enter into negotiations with Novartis on the terms and conditions of a potential combination and to pursue discussions with the relevant authorities in France and Germany to address their specific issues. Of the 16 Supervisory Board members, 15 were present or represented at the meeting, including the representative of Kuwait Petroleum Corporation.

        The Supervisory Board also proposed resolutions to be presented to Aventis shareholders for their approval at the next Aventis general meeting, which is scheduled for May 19, 2004, including a dividend for 2003 of €0.82 per share and the renewal of 10 Supervisory Board member mandates for three years.

        Furthermore, a resolution will be proposed to amend the Articles of Association of Aventis to limit shareholders' voting rights to a maximum of 15%. Such a limitation, which has been adopted by several other listed companies in France, would prevent shareholders from obtaining control of Aventis with less than a 50% shareholding. This limitation would not apply if a shareholder obtained 50% or more of the voting rights following a public offer.

        The Supervisory Board also considered how to protect Aventis shareholders against the significant decline in value which would be caused by the potential loss of the Plavix® patent. A resolution to issue warrants (Bons de Souscriptions d'Actions) will be proposed to shareholders in order to prevent Sanofi from shifting its Plavix® patent risk to Aventis shareholders.

        Under the proposed terms, Aventis shareholders would receive one warrant for each Aventis share, each warrant conferring the right to subscribe to 0.28 new Aventis shares at their nominal value of €3.82 per share in the event that:

  •
  the hostile offer of Sanofi were to succeed against the recommendation of the Supervisory Board of Aventis, and

  •
  a generic version of Plavix® were launched in the U.S. before the end of 2007.

        If all warrants were to be exercised, the resulting new shares would represent about 22% of Aventis' increased share capital.

        While the issuance of such warrants, if approved by Aventis shareholders, would provide protection against the Plavix® patent risk, the Aventis Supervisory Board continues to consider the Sanofi offer inadequate.

        On April 2, 2004, Novartis acknowledged the invitation by the Aventis Supervisory Board to enter into negotiations regarding a potential transaction. Novartis also asked the Supervisory Board and management of Aventis to clarify with the French Government the importance of such a transaction for the shareholders of Aventis as well as its benefits for employment and for research and development.

        On April 5, 2004, Mr. Dehecq, Sanofi's Chairman and Chief Executive Officer, sent a letter to Mr. Landau which expressed alarm regarding Aventis' public focus on the risks faced by the patent estate of Sanofi's principal product Plavix®, including notably Aventis' commissioning and publication of the legal review described at Item 4 hereof. Sanofi's letter referred to unspecified obligations to the U.S. judicial system that Sanofi alleged prevent it from responding to statements concerning the Plavix® patent. The letter stated that it served as a formal warning (mise en demeure) that Aventis should desist from acts that in Sanofi's view purportedly denigrate Sanofi and its products, and implied that Sanofi would resort to legal action against Aventis and unspecified company representatives to close the debate on Plavix®.

        On April 15, 2004, Mr. Landau responded to Mr. Dehecq's letter of April 5, 2004. In the letter, Mr. Landau rejected Mr. Dehecq's allegations and noted that Aventis owes it to its shareholders and employees to disclose accurate and complete information about the risks tied to Sanofi's business, especially given that the offer consideration consists principally of Sanofi shares. The letter pointed out that, given the importance of Plavix® to Sanofi and the impact that the loss of the Plavix® litigation in the United States would have on Sanofi, no one should be surprised that Plavix®occupies a central place in Aventis' analyses and communications. The letter also questioned Sanofi's claimed inability to respond to statements concerning the Plavix® patent in light of unspecified obligations to the U.S. judicial system and urged Sanofi to provide complete and accurate information as to the risks relating to the Plavix® litigation and financial consequences which could result from an adverse outcome.

        Aventis is currently in discussions and negotiations regarding dispositions of material amounts of assets and companies, including its proposed disposition of a 15.3% stake in Rhodia, a 49% stake in Wacker-Chemie and a 35% stake in DyStar AG, as well as with respect to material joint ventures and licensing arrangements. Aventis is also in negotiations concerning the sale of a majority interest in an entity that would own the rights to certain non-core pharmaceutical products.

        Other than as set forth above, there is no negotiation in response to the Offer that relates to a tender offer for, or other acquisition of, Aventis' securities, a merger, reorganization or liquidation of Aventis or its subsidiaries, any purchase, sale or transfer of a material amount of assets of Aventis or its subsidiaries, or any material change in the present dividend rate or policy or indebtedness or capitalization of Aventis or any transaction, board resolution, agreement in principle or signed contract in respect thereof.

        There can be no assurance that any of the negotiations described above or consideration of the alternatives described above will result in any transaction being recommended to the Supervisory Board, or that any transaction that may be recommended will be authorized or consummated, or that a transaction other than those described herein will not be proposed, authorized or consummated. The initiation or continuation of any of the foregoing may also be dependent upon the future actions of Sanofi with respect to its Offer.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED.

(a)    Legal Matters

        The information set forth in Item 3(b) is incorporated herein by reference.

(b)    Regulatory Matters

        U.S. Antitrust.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Ordinary Shares and ADSs by Sanofi pursuant to the Offer is subject to such requirements. The staff of the FTC has confirmed to Aventis that the FTC will be the agency reviewing the proposed transaction.

        Aventis has been informed by the FTC that Sanofi filed its Notification and Report Form under the HSR Act (the "Form") with the Antitrust Division and the FTC on April 5, 2004. Aventis must make a responsive filing no later than 5:00 p.m. (Eastern Time) on April 20, 2004. The statutory waiting period applicable to the purchase of Ordinary Shares and ADSs pursuant to the Offer will expire on May 5, 2004 if no second request is made by the FTC within such period or Sanofi withdraws its filing.

        If such second request is made, the waiting period will expire on the 30th calendar day after Sanofi has substantially complied with this request. After that time, the waiting period may be extended only by court order or with the consent of Sanofi. If Sanofi withdraws its filing, the applicable waiting period will be determined when Sanofi re-files its Notification and Report Form.

        Under applicable French regulations, Sanofi has elected to condition its French offer on the absence of a second request issued by the FTC. If the French offer lapses for this reason, Sanofi has indicated that it will withdraw the U.S. offer and the German offer.

        If the FTC believes that the share exchange would violate U.S. antitrust laws by substantially lessening competition or tending to create a monopoly in any line of commerce or activity affecting commerce in any section of the U.S., the FTC has the authority to take such action as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Aventis securities pursuant to the U.S. offer, the French offer and the German offer or requiring the divestiture of substantial assets of Sanofi or Aventis or their respective subsidiaries. Private parties as well as state attorneys general may also bring legal actions under U.S. antitrust laws under certain circumstances.

        Sanofi indicated at the time of the announcement of the Offer that it has started the process of divesting two drugs, Arixtra® and Fraxiparine®, with a view to avoiding a dominant position in the field of antithrombotic treatments in which the combined entity would have significant market share due to the competitive position of Aventis' drug, Lovenox®. On April 13, 2004, Sanofi announced that it had signed an agreement to sell Arixtra®, Fraxiparine® and related assets to GlaxoSmithKline Group for 453 million euros. The closing of the transaction is conditioned on Sanofi successfully completing its offer for Aventis as well as on obtaining the requisite clearances from the EU and U.S. competition authorities.

        European Community Merger Control Regulation.    Under Council Regulation (EC) No. 4064/89 ("ECMR"), certain transactions may not be consummated before approval has been obtained from the European Commission. The ECMR permits a bidder in the context of a public bid to acquire the shares that are the subject of the bid once it has filed a Form CO under the ECMR, but prevents it from exercising the rights (including all voting rights) attached thereto until the European Commission has approved the transaction or has granted an express derogation from this rule. The European Commission's initial investigation lasts one month from the date a complete notification form has been submitted by the bidder (a period that is extended to six weeks if remedies are offered to address any concerns raised by the European Commission). After the initial one month/six weeks, the European Commission can either approve the transaction or initiate proceedings, which can last up to an additional four months. None of Sanofi's offers are conditioned upon such approval. On March 9, 2004, Sanofi formally filed its notification pursuant to the ECMR. Ordinarily, the one month Phase I review period would expire on April 15, 2004. However, because Sanofi has submitted remedial undertakings to the European Commission, the deadline for expiry of the Phase I review period has been extended to April 26, 2004.

        Competition Laws of Other Jurisdictions.    Both Sanofi and Aventis have assets and sales in numerous jurisdictions throughout the world other than the European Union and the United States. Many of those jurisdictions have antitrust or competition laws that could require that notifications be filed and clearances obtained prior to completion of the proposed transaction. Other jurisdictions require filings following completion of the transaction. Filings will be required in those jurisdictions. None of Sanofi's offers are conditioned on the receipt of regulatory approvals (other than with respect to the HSR Act). As a consequence, Sanofi could be required under French law to consummate the Offer if the other conditions thereto are fulfilled even if it has not received a required regulatory approval and thereby contravene prohibitions of such other jurisdictions, which could have a material adverse impact on Sanofi or the proposed combined company.

        In addition to such procedural problems, Sanofi could be required to make concessions regarding the divestiture of products and other assets in order to obtain regulatory approvals. This could have a material adverse impact on Sanofi or the proposed combined company.

        Other.    Additional filings and communications may be necessary with various governmental entities in various jurisdictions. Sanofi's Offer is not conditioned on the receipt of any such regulatory approval. It is possible that any of the governmental entities with which filings are made may seek, as conditions for granting approval of the Offer, various regulatory concessions. Sanofi could be required under French law to consummate the Offer if the other conditions thereto are fulfilled even if it has not received a required regulatory approval and thereby contravene prohibitions of such other jurisdictions, which could have a material adverse impact on Sanofi or the proposed combined company. In addition to such procedural aspects, Sanofi could be required to make concessions regarding the divestiture of products and other assets in order to obtain regulatory approvals. This could have a material adverse impact on Sanofi or the proposed combined company.

ITEM 9.    EXHIBITS.

Exhibit No.
(a)(1)	Letter to Aventis shareholders dated April 16, 2004.
(a)(2)(i)	Press release issued by Aventis on January 26, 2004 (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on January 26, 2004).
(a)(2)(ii)	Transcript of Igor Landau telephone conference comments, dated January 27, 2004 (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on January 27, 2004).
(a)(2)(iii)	Letter of Igor Landau to employees, dated January 27, 2004 (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on January 27, 2004).
(a)(2)(iv)	Press release issued by Aventis on January 28, 2004 (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on January 28, 2004).
(a)(2)(v)	Press release issued by Aventis on February 5, 2004 (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on February 5, 2004).
(a)(2)(vi)	Transcript from the Aventis 2003 Year End Results Meeting held on February 5, 2004 (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on February 6, 2004).
(a)(2)(vii)	Presentation made by Aventis on February 5, 2004 (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on February 6, 2004).
(a)(2)(viii)	Press release issued by Aventis on February 13, 2004 (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on February 13, 2004).
(a)(2)(ix)	Press release issued by Aventis on February 17, 2004 (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on February 17, 2004).
(a)(2)(x)	English translation of the French "Note d'Information en réponse" of Aventis (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on March 5, 2004).
(a)(2)(xi)	Press release issued by Aventis on March 5, 2004 (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on March 5, 2004).
(a)(2)(xii)	Presentation made by Aventis on March 5, 2004 (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on March 5, 2004).
(a)(2)(xiii)	Transcript of a presentation and Q&A session by Aventis on March 5, 2004 (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on March 5, 2004).
(a)(2)(xiv)	Advertisements published on behalf of Aventis in various newspapers (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on March 10, 2004).
(a)(2)(xv)	Advertisements made available on the internal and external website of Aventis (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on March 11, 2004).
(a)(2)(xvi)	Letter from Aventis' management board made available on March 12, 2004 (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on March 12, 2004).
(a)(2)(xvii)	Opinion of Patterson, Belknap, Webb & Tyler LLP dated March 9, 2004 regarding Sanofi Plavix litigation (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on March 25, 2004).

(a)(2)(xviii)	Transcript of Aventis conference call on Plavix litigation, dated March 26, 2004 (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on March 29, 2004).
(a)(2)(xix)	Press release issued by Aventis on April 2, 2004 (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on April 2, 2004).
(a)(2)(xx)	Presentation made by Aventis on April 4, 2004 (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on April 5, 2004).
(a)(2)(xxi)	Interview with Igor Landau made available on the internal website of Aventis (incorporated by reference to Aventis' Schedule 14D-9 filed with the SEC on April 5, 2004).
(a)(5)	Notice of the Annual General Meeting of shareholders of Aventis.
(e)(1)	Employment Agreement dated November 1, 1975, between Rhône-Poulenc-Santé and Igor Landau (including amendments thereto dated April 2, 1987, May 7, 1991 and July 26, 1996).
(e)(2)
Letter Agreement dated October 26, 1998, between Rhône Poulenc and Patrick Langlois (including an amendment thereto dated January 22, 2004 and an extract from the Nomination and Compensation Committee's Minutes dated December 1, 2003).
(e)(3)
Letter Agreement dated October 1, 1999, between Hoechst AG and Richard Markham, Letter Agreement dated February 28, 2002, between Aventis and Richard Markham, and Letter dated May 13, 2002, from Richard Markham to Aventis.
(e)(4)	Letter Agreement dated October 23, 2002, between Aventis Group and Thierry Soursac.
(e)(5)	Service Agreement dated February 7, 2003, between Aventis Pharma Germany GmbH and Heinz-Werner Meier.
(e)(6)	Agreement dated April 22, 2003, between Hoechst AG and Dirk Oldenburg.
(e)(7)	Letter Agreement dated July 22, 2002, between Aventis Group and Frank Douglas.
(e)(8)	Aventis Inc. Supplemental Executive Retirement Plan (effective as of February 4, 2003).
(e)(9)	Rhône Poulenc Rorer Inc. Supplemental Executive Retirement Plan (effective as of September 7, 1997).
(e)(10)	Aventis Pharmaceuticals Inc. Supplemental Retirement Plan (effective as of January 1, 1991).
(e)(11)	Form of the letter regarding "Global Umbrella Group Insurance (GUGI) for Aventis Senior Executives".
(e)(12)	Rhône Poulenc Rorer Inc. 1995 Equity Compensation Plan (amended and restated effective November 1, 1996).
(e)(13)	Rhône-Poulenc 1998 Stock Options Plan.
(e)(14)	Rhône-Poulenc 1999 Stock Options Plan.
(e)(15)	Aventis Stock Option Continuity Plan 1999.
(e)(16)	Description of the Aventis 1999/2000 Stock Option Plan (incorporated by reference to Exhibit 4.2 to Aventis' Registration Statement on Form S-8 filed with the SEC on October 2, 2000).
(e)(17)	Rules and Regulations for the Aventis 2000 Stock Option Plan (incorporated by reference to Exhibit 4.2 to Aventis' Registration Statement on Form S-8 filed with the SEC on January 29, 2001).

(e)(18)	Rules and Regulations for the Aventis Stock Option Plan 2001 (incorporated by reference to Exhibit 4.2 to Aventis' Registration Statement on Form S-8 filed with the SEC on December 24, 2001).
(e)(19)	Rules and Regulations for the Aventis Stock Option Plan 2002 (incorporated by reference to Exhibit 4.2 to Aventis' Registration Statement on Form S-8 filed with the SEC on December 23, 2002).
(e)(20)	Rules and Regulations for the Aventis Stock Option Plan 2003 (incorporated by reference to Exhibit 4.2 to Aventis' Registration Statement on Form S-8 filed with the SEC on January 21, 2004).
(e)(21)	Description of the Aventis HORIZON 2000 Stock Purchase Plan (incorporated by reference to Exhibit 4.2 to Aventis' Registration Statement on Form S-8 filed with the SEC on October 2, 2000).
(e)(22)	Description of the Aventis HORIZON 2002 Stock Purchase Plan (incorporated by reference to Exhibit 4.2 to Aventis' Registration Statement on Form S-8 filed with the SEC on June 11, 2002).
(e)(23)	Description of the Aventis HORIZON 2003 Stock Purchase Plan (incorporated by reference to Exhibit 4.2 to Aventis' Registration Statement on Form S-8 filed with the SEC on September 24, 2003).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2004

AVENTIS
By:	/s/ IGOR LANDAU
Name:	Igor Landau
Title:	Chairman of the Management Board

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TABLE OF CONTENTS
INTRODUCTION
Expected annual variation in sales and net earnings per share, 2004-2007 (1)
Current Blockbuster Group Portfolio
The Group's portfolio of new blockbusters scheduled for launch in the next few years
Aventis' 2003 price earnings ratio vs. sample of comparable listed companies
Geographic breakdown of the combined workforce
Compared Projected rates of sales growth
SIGNATURE